UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14-a6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

ILLUMINA, INC.

(Name of Registrant as Specified In Its Charter)

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

Matsumura Fishworks LLC

CARL C. ICAHN

Vincent J. Intrieri

Jesse A. Lynn

Andrew J. Teno

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check all boxes that apply):

☒	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION, DATED APRIL 21, 2023

ICAHN CAPITAL LP

[●], 2023

Dear Fellow Stockholders:

We are furnishing the attached proxy statement to holders of the shares of common stock, par value $0.01 per share (the “Shares”), of Illumina, Inc., a Delaware corporation (“Illumina” or the “Company”), in connection with our solicitation of proxies for use at the 2023 Annual Meeting of Stockholders of the Company scheduled to be held virtually on May 25, 2023 at 10:00 a.m. (Pacific time) and at any and all adjournments, continuations or postponements thereof (the “Annual Meeting”).

This solicitation is being conducted by Icahn Partners LP (“Icahn Partners”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Onshore LP (“Icahn Onshore”), Icahn Offshore LP (“Icahn Offshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH GP”), Icahn Enterprises Holdings L.P. (“Icahn Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), Matsumura Fishworks LLC, an Ohio limited liability company (“Matsumura”), and Carl C. Icahn (“Mr. Icahn”, together with Icahn Partners, Icahn Master, Icahn Onshore, Icahn Offshore, Icahn Capital, IPH GP, Icahn Holdings, Icahn Enterprises GP, Matsumura, and Beckton, the “Icahn Participants” or “we”), as well as Vincent J. Intrieri, Jesse A. Lynn, and Andrew J. Teno (collectively, the “Icahn Nominees” and together with the Icahn Participants, the “Participants”). As of the Record Date, the Icahn Participants beneficially own in the aggregate 2,198,853 Shares, which represent approximately 1.4% of the outstanding Shares (based upon 158,032,030 Shares stated to be outstanding as of the Record Date by the Company in its proxy statement filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2023.

As more fully discussed in this Proxy Statement, we are soliciting proxies to be used at the Annual Meeting for the following items:

(1)	To elect each of the Icahn Nominees as directors of Illumina;
(2)	Ratify the appointment of Ernst & Young LLP as Illumina’s independent registered public accounting firm for the fiscal year ending December 31, 2023;
(3)	Hold an advisory vote to approve the compensation provided to the “named executive officers” of Illumina, as disclosed in the Company’s proxy statement filed with the SEC;
(4)	Hold an advisory vote to approve the frequency on holding an advisory vote to approve compensation provided to the Company’s “named executive officers”;
(5)	Hold a vote to approve certain amendments to the Illumina, Inc. 2015 Stock and Incentive Plan; and
(6)	Transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF ILLUMINA.

We urge you to elect the Icahn Nominees to the Board of Directors of Illumina (the “Board”) because, as further discussed in this Proxy Statement, we believe that the election of new members to the Board would be beneficial to the Company and all of its stockholders. We believe that the Icahn Nominees are immensely qualified in terms of utility and regulatory experience and reflect a diverse mix of operational, financial, legal, regulatory and governance experts.

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According to publicly available information, the current Board consists of 9 directors whose terms will expire at the Annual Meeting. The Company’s Amended and Restated Bylaws (the “Bylaws”) provide that members of the Board are to be elected at each annual meeting of stockholders. We are soliciting proxies in support of the Icahn Nominees.

We have determined to nominate Vincent J. Intrieri, Jesse A. Lynn, and Andrew J. Teno to the Board. As a result, should a stockholder so authorize us, on the GOLD universal proxy card, we would cast votes “FOR” the election of all of the Icahn Nominees.

Stockholders of Record: If your Shares are held in your own name, please authorize a proxy to vote by signing and returning the enclosed GOLD universal proxy card using the postage-paid envelope provided.

Street-Name Holders: If your Shares are held in the name of a bank, brokerage firm, dealer, trust company or other custodian, only that firm can vote such Shares and, with respect to the election of directors, only upon receipt of your specific instruction. Accordingly, we urge you to complete, sign, date and return the enclosed GOLD voting instruction form using the postage-paid envelope provided by your broker or bank custodian or vote via the Internet by following the directions provided to you by your broker or bank custodian or contact the person responsible for your account and instruct that person to execute the GOLD universal proxy card on your behalf. Please follow any voting instructions provided by your bank, brokerage firm, dealer, trust company or other custodian.

IF YOU ARE A STOCKHOLDER OF RECORD AND ALREADY HAVE VOTED USING THE COMPANY’S WHITE PROXY CARD OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED TO YOU BY THE COMPANY, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED WHITE PROXY BY SIGNING AND RETURNING A LATER-DATED GOLD UNIVERSAL PROXY CARD USING THE ENCLOSED POSTAGE-PAID ENVELOPE, OR BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE COMPANY OR TO THE SECRETARY OF THE COMPANY. ONLY THE LATEST VALIDLY EXECUTED PROXY THAT YOU SUBMIT WILL BE COUNTED.

IF YOU ARE A STREET-NAME HOLDER (I.E., IF YOUR SHARES ARE HELD FOR YOU BY A CUSTODIAN BROKER OR BANK) AND IF YOU ALREADY HAVE PROVIDED YOUR BROKER OR BANK CUSTODIAN WITH VOTING INSTRUCTIONS USING THE COMPANY’S WHITE VOTING INSTRUCTION FORM OR VIA THE INTERNET, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED VOTING INSTRUCTIONS BY SIGNING AND SUBMITTING A LATER-DATED GOLD UNIVERSAL VOTING INSTRUCTION FORM USING THE POSTAGE-PAID ENVELOPE PROVIDED BY YOUR CUSTODIAN BROKER OR BANK OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED BY YOUR CUSTODIAN BROKER OR BANK. IN THAT CASE, YOUR CUSTODIAN BROKER OR BANK WILL SEEK TO GIVE EFFECT TO ONLY THE LATEST-DATED VOTING INSTRUCTIONS IT RECEIVES FROM YOU.

HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A GOLD UNIVERSAL PROXY CARD EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY THAT INSTITUTION CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE PROVIDE YOUR BROKER OR BANK CUSTODIAN WITH VOTING INSTRUCTIONS BY SIGNING, DATING AND RETURNING THE GOLD UNIVERSAL VOTING INSTRUCTION FORM USING THE ENCLOSED POSTAGE-PAID ENVELOPE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED BY YOUR CUSTODIAN BROKER OR BANK OR BY CONTACTING THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCTING THAT PERSON TO SIGN AND RETURN ON YOUR BEHALF THE GOLD UNIVERSAL PROXY CARD AS SOON AS POSSIBLE.

If you have any questions or require any assistance with your vote, please contact HKL & Co., LLC, which is assisting us, at its address, telephone numbers or email address listed below. This Proxy Statement is first being sent or given to stockholders on or about [●], 2023.

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Thank you for your support,

Icahn Capital LP

If you have any questions, require assistance in voting your GOLD universal proxy card or need additional copies of the Participants’ proxy materials, please contact HKL & Co., LLC at its address, telephone numbers or email address listed below.

HKL & Co., LLC

3 Columbus Circle, 15th Floor

New York, NY 10019

Banks and Brokerage Firms Please Call Collect: +1 (212) 468-5380

All Others Call Toll-Free: +1 (800) 257-3995
Email: ILMN@hklco.com

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PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION, DATED APRIL 21, 2023

2023 ANNUAL MEETING OF STOCKHOLDERS

OF

ILLUMINA, INC.

5200 Illumina Way

San Diego, CA 92122

__________________________

PROXY STATEMENT

OF

ICAHN CAPITAL LP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY

Icahn Partners LP (“Icahn Partners”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Onshore LP (“Icahn Onshore”), Icahn Offshore LP (“Icahn Offshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH GP”), Icahn Enterprises Holdings L.P. (“Icahn Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), Matsumura Fishworks LLC (“Matsumura”), and Carl C. Icahn (“Mr. Icahn”, together with Icahn Partners, Icahn Master, Icahn Onshore, Icahn Offshore, Icahn Capital, IPH GP, Icahn Holdings, Icahn Enterprises GP, Beckton, and Matsumura, the “Icahn Participants” or “we”), are stockholders of Illumina, Inc., a Delaware corporation (“Illumina” or the “Company”).

We are writing to you in connection with our solicitation of proxies for use at the 2023 Annual Meeting of Stockholders of the Company scheduled to be held virtually on May 25, 2023 at 10:00 a.m. (Pacific time), and at any and all adjournments, continuations or postponements thereof (the “Annual Meeting”).

As more fully discussed in this Proxy Statement, the terms of the Company’s current directors will expire at the Annual Meeting. Under the proxy rules, we may solicit proxies in support of the Icahn Nominees (as defined below). This would enable a stockholder who desires to vote for up to a full complement of nine (9) director nominees to use the GOLD universal proxy card or, if applicable, the GOLD voting instruction form to vote for the Icahn Nominees.

We have determined to nominate Vincent J. Intrieri, Jesse A. Lynn, and Andrew J. Teno (collectively, the “Icahn Nominees” and, together with the Icahn Participants, the “Participants”), and are seeking authority to vote “FOR” the election of all of our nominees. As a result, should a stockholder so authorize us, on the GOLD universal proxy card, we would cast votes “FOR” the Icahn Nominees.

THIS PROXY SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OF ILLUMINA.

Illumina has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as April 3, 2023 (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting, so long as the shares of common stock, par value $0.01 per share (the “Shares”), remain outstanding on the date of the Annual Meeting. At the close of business on the Record Date, there were 158,032,030 Shares of Illumina outstanding and entitled to vote at the Annual Meeting according to the Company’s proxy statement filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2023. The Shares are the only class of stock entitled to vote at the Annual Meeting. As of the Record Date, the Icahn Participants beneficially own in the aggregate 2,198,853 Shares, which represents approximately 1.4% of the outstanding Shares of the Company as further described on Annex I. We intend to vote our Shares “FOR” the election of the Icahn Nominees to the Board.

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We urge you to sign, date and return the GOLD universal proxy card or, if applicable, the GOLD voting instruction form to elect the Icahn Nominees to the Board.

This Proxy Statement and GOLD universal proxy card are first being mailed or given to the Company’s stockholders on or about [●], 2023.

IF YOU ARE A STOCKHOLDER OF RECORD AND ALREADY HAVE VOTED USING THE COMPANY’S WHITE PROXY CARD OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED TO YOU BY THE COMPANY, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED WHITE PROXY BY SIGNING AND RETURNING A LATER-DATED GOLD UNIVERSAL PROXY CARD USING THE ENCLOSED POSTAGE-PAID ENVELOPE, OR BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE COMPANY OR TO THE SECRETARY OF THE COMPANY. ONLY THE LATEST VALIDLY EXECUTED PROXY THAT YOU SUBMIT WILL BE COUNTED.

IF YOU ARE A STREET-NAME HOLDER (I.E., IF YOUR SHARES ARE HELD FOR YOU BY A CUSTODIAN BROKER OR BANK) AND IF YOU ALREADY HAVE PROVIDED YOUR BROKER OR BANK CUSTODIAN WITH VOTING INSTRUCTIONS USING THE COMPANY’S WHITE VOTING INSTRUCTION FORM OR VIA THE INTERNET, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED VOTING INSTRUCTIONS BY SIGNING AND SUBMITTING A LATER-DATED GOLD UNIVERSAL VOTING INSTRUCTION FORM USING THE POSTAGE-PAID ENVELOPE PROVIDED BY YOUR CUSTODIAN BROKER OR BANK OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED BY YOUR CUSTODIAN BROKER OR BANK. IN THAT CASE, YOUR CUSTODIAN BROKER OR BANK WILL SEEK TO GIVE EFFECT TO ONLY THE LATEST-DATED VOTING INSTRUCTIONS IT RECEIVES FROM YOU.

HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A GOLD UNIVERSAL PROXY CARD EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.

For instructions on how to vote and other information about the proxy materials, see the Questions and Answers section starting on page 31.

We urge you to promptly sign, date and return your GOLD UNIVERSAL proxy card OR, IF APPLICABLE, YOUR GOLD VOTING INSTRUCTION FORM.

If you have any questions or require any assistance in voting your Shares, please contact our proxy solicitor, HKL & Co., LLC: Banks and Brokerage Firms Please Call Collect: +1 (212) 468-5380; All Others Call Toll-Free: +1 (800) 257-3995; Email: ILMN@hklco.com.

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IMPORTANT

Your vote is important, no matter how few Shares you own. The Participants urge you to sign, date, and return the enclosed GOLD universal proxy card or, if applicable, GOLD voting instruction form today to elect the Icahn Nominees.

●	If your Shares are registered in your own name, please sign and date the enclosed GOLD universal proxy card and return it to Icahn Capital LP, c/o HKL & Co., LLC, 3 Columbus Circle, 15th Floor, New York, NY 10019, using the enclosed postage-paid envelope today.

●	If your Shares are held by a bank, brokerage firm, dealer, trust company or other custodian, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your bank, broker, trustee or other custodian cannot vote your Shares on your behalf without your instructions. You can provide the needed voting instructions to your custodian broker or bank by completing, signing and dating the enclosed GOLD voting instruction form and returning that completed form to your custodian broker or bank using the enclosed postage-paid return envelope provided by your custodian broker or bank.

●	Depending upon your bank, broker, trustee or other representative, you also may be able to vote via the Internet. Please refer to the enclosed voting instruction form for instructions on how to vote electronically. As noted above, you may also vote by signing, dating and returning the enclosed GOLD voting instruction form using the enclosed postage-paid return envelope.

IF YOU ARE A STOCKHOLDER OF RECORD AND ALREADY HAVE VOTED USING THE COMPANY’S WHITE PROXY CARD OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED TO YOU BY THE COMPANY, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED WHITE PROXY BY SIGNING AND RETURNING A LATER-DATED GOLD UNIVERSAL PROXY CARD USING THE ENCLOSED POSTAGE-PAID ENVELOPE, OR BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE COMPANY OR TO THE SECRETARY OF THE COMPANY. ONLY THE LATEST VALIDLY EXECUTED PROXY THAT YOU SUBMIT WILL BE COUNTED.

IF YOU ARE A STREET-NAME HOLDER (I.E., IF YOUR SHARES ARE HELD FOR YOU BY A CUSTODIAN BROKER OR BANK) AND IF YOU ALREADY HAVE PROVIDED YOUR BROKER OR BANK CUSTODIAN WITH VOTING INSTRUCTIONS USING THE COMPANY’S WHITE VOTING INSTRUCTION FORM OR VIA THE INTERNET, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED VOTING INSTRUCTIONS BY SIGNING AND SUBMITTING A LATER-DATED GOLD UNIVERSAL VOTING INSTRUCTION FORM USING THE POSTAGE-PAID ENVELOPE PROVIDED BY YOUR CUSTODIAN BROKER OR BANK OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED BY YOUR CUSTODIAN BROKER OR BANK. IN THAT CASE, YOUR CUSTODIAN BROKER OR BANK WILL SEEK TO GIVE EFFECT TO ONLY THE LATEST-DATED VOTING INSTRUCTIONS IT RECEIVES FROM YOU.

If you have any questions, require assistance in voting your GOLD universal proxy card or need additional copies of the Participants’ proxy materials, please contact HKL & Co., LLC at its address, telephone numbers or email address listed below.

HKL & Co., LLC

3 Columbus Circle, 15th Floor

New York, NY 10019

Banks and Brokerage Firms Please Call Collect: +1 (212) 468-5380

All Others Call Toll-Free: +1 (800) 257-3995
Email: ILMN@hklco.com

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Background of the Solicitation

Mr. Icahn and his representatives have tried to engage in meaningful discussions with the Company’s management to address, among other things, Mr. Icahn’s concerns that the Company’s incumbent Board and management have failed, and continue to fail, to take actions to maximize value for the Company’s stockholders, including, but not limited to, the actions taken by the Board and the Company’s management relating to the GRAIL, Inc. (“GRAIL”) transaction. During the past few months, Mr. Icahn and his representatives have made numerous attempts to engage directly with the Company and its management regarding these concerns, but these attempts have been met with resistance.

Mr. Icahn has reviewed the Company’s description of the past contacts between the Company and Mr. Icahn in the Company’s preliminary proxy statement filed with the SEC on March 30, 2023, as updated in the Company’s definitive proxy statement filed with the SEC on April 20, 2023. Mr. Icahn disagrees with the Company’s characterization of the material events leading up to this proxy solicitation and believes that the Company’s characterization of such events is misleading. The following is a chronology of the material events, including the key interactions and communications between the Icahn Participants and the Company, leading up to the filing of this Proxy Statement:

On February 13, 2023, Matsumura, Icahn Partners and Icahn Master purchased an aggregate of 430,000 Shares in open market purchases for an aggregate purchase price of approximately $89.74 million. In addition, between February 13, 2023 and March 9, 2023, Icahn Partners and Icahn Master entered into forward contracts (the “Forwards”) relating to 1,768,853 Shares, at a forward price of $170.00 per share, for an aggregate forward price of approximately $300.7 million, plus a financing charge. The Forwards expire on February 13, 2026. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Company.

On February 16, 2023, Matsumura, Icahn Partners and Icahn Master delivered a letter to the corporate secretary of the Company requesting the form of director questionnaire required to propose directors to be nominated under Illumina’s Bylaws.

On February 20, 2023, Illumina provided the form of questionnaire by email.

On February 23, 2023, Carl C. Icahn and the Company’s CEO, Francis A. deSouza, participated in a conference call. On the call, Mr. Icahn expressed his concern regarding the actions taken by the Company’s Board and indicated that the Icahn Participants would be nominating three individuals for election as directors of the Company’s 2023 Annual Meeting.

Also, on February 23, 2023, Matsumura, in its capacity as a record holder of Shares, emailed Illumina a formal notice of its intent to nominate each of Vincent J. Intrieri, Jesse A. Lynn, and Andrew J. Teno, who we refer to as the Icahn Nominees, as director candidates at the Annual Meeting pursuant to the requirements set forth in the Bylaws (the “Nomination Notice”). Each of the Icahn Nominees also provided a consent to being named as a director nominee in any proxy solicitation materials and to serve on the Board if elected or appointed. A copy of the Nomination Notice was hand delivered to Illumina’s executive offices on February 24, 2023.

On February 24, 2023, Mr. deSouza indicated to Mr. Icahn that he would discuss the Icahn Nominees with John W. Thompson, the Chairman of the Company’s board, and with the full board of directors of the Company.

Mr. Icahn invited Messrs. deSouza and Thompson to his offices in Sunny Isles Beach, Florida on March 2, 2023, to further discuss Mr. Icahn’s concern about the Company’s operations and its failure to take actions that were in the best interest of all of the Company’s stockholders. During that meeting, Messrs. deSouza and Thompson indicated that it would be preferable from the Company’s perspective to consider nominating a director that was handpicked by the existing Board and the Company’s Nominating & Corporate Governance Committee (“Governance Committee”). Mr. Icahn rejected this idea as the Board has not demonstrated that it is making decisions to maximize stockholder value and has not been accountable to its stockholders. Mr. Icahn further indicated that he specifically nominated the Icahn Nominees because each of the Icahn Nominees has a track record of serving on public company boards and acting in the best interests of all stockholders. In addition, none of the Icahn Nominees has been responsible for incinerating $50 billion of shareholder value (based on the decline in Illumina’s stock price from $510.61 per share on August 18, 2021, the day prior to the announcement of the GRAIL transaction, as compared to the per share price of $194.01 on March

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10, 2023, the trading day prior to the Participants’ public announcement of its intent to nominate directors at the Annual Meeting, multiplied by 156.5 million Shares outstanding, which reflects the pro forma Shares outstanding as of June 30, 2021).

Mr. Icahn also asked during the meeting why the Company was pursuing the GRAIL transaction so maniacally, including closing the GRAIL deal over the explicit prohibition of antitrust regulators. Chairman Thompson responded, “Because I want to own it,” and CEO deSouza agreed.

Mr. Icahn and the other Participants do not understand why the incumbent directors are blinded by their obsession and will do anything in their pursuit of GRAIL as reflected by the Board’s actions in closing the GRAIL transaction over the explicit objections from regulators in both the European Union and the U.S., the continued efforts by the Board to appeal the recent decision of the Federal Trade Commission that would require Illumina to divest GRAIL, and the Board’s decisions to continue to expend funds in connection with these legal challenges despite the Company’s declining stock price, which has resulted in the destruction of $50 billion of stockholder value.

The parties agreed that the discussions were to be kept confidential as they related to potential settlement discussions. However, the Company’s representatives subsequently violated that confidentiality agreement. As such, Mr. Icahn considers his obligations thereunder to be dissolved.

Following the meeting in Mr. Icahn’s offices, Mr. deSouza contacted Mr. Icahn to request that interviews be scheduled between the Icahn Nominees and the Governance Committee. Each of the Icahn Nominees met with members of the Governance Committee.

On March 8, 2023 – the same day that the Company interviewed the Icahn Nominees and the Company’s Board purportedly “deliberated” regarding the qualifications of such nominees and determined not to discuss a settlement with Mr. Icahn – Messrs. deSouza and Thompson had a conference call with Mr. Icahn to inform him that the Board would not be nominating the three Icahn Nominees.

Mr. Icahn firmly believes that the interviews of the Icahn Nominees were merely perfunctory and that the Company did not consider the actual qualifications, skills and contributions that could be made by each of the Icahn Nominees to the Company’s Board. The interviews that were conducted did not include all of the members of the Governance Committee and the Company did not contact any of the references that were provided by the Nominees. In addition, the Company decided, and communicated to the Icahn Nominees, that it would not nominate any of the Icahn Nominees within hours of actually conducting the interviews, which does not suggest that the Governance Committee diligently reviewed, considered and evaluated the Icahn Nominees. Instead, the Company inappropriately focused on the fact that Mr. Icahn has a relationship with each of the Icahn Nominees (an obvious fact disclosed in the Nomination Notice and which Mr. Icahn did not attempt to conceal). As Mr. Icahn is putting forth these individuals as nominees to the Company’s Board, one would expect that he would know these individuals!

On March 9, 2023, Mr. deSouza contacted Mr. Icahn and noted that the Company might consider a settlement involving one Icahn nominee and an independent candidate that had been handpicked by the Company. Mr. Icahn reiterated his view that the Company’s stockholders deserve directors that are looking out for their best interests and that he did not believe one director would be sufficient, given the entrenched nature of the Company’s Board. Mr. Icahn said that he might consider accepting two of the Icahn Nominees and one individual that was not affiliated with the Company’s Board or management team if Mr. deSouza was willing to get back to him about that by March 13, 2023. Mr. deSouza never contacted Mr. Icahn to discuss that potential settlement.

On March 13, 2023, Mr. Icahn issued an open letter to the Company’s stockholders in which Mr. Icahn expressed concern over the decisions that the Company’s Board has made that have led to a significant loss of stockholder value. Mr. Icahn indicated he believes that the Icahn Nominees will provide a “badly needed dose of sanity to Illumina’s boardroom” and that stockholder representatives are “needed on Illumina’s board to attempt to put an end to this insanity now before the reckless decision making escalates into a no-return situation.” In his letter, Mr. Icahn noted that the Company’s Board has continued to make “reckless decisions” with respect to the GRAIL transaction by closing the transaction before the European Commission had completed its regulatory review of the transaction.

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On March 13, 2023, the Company responded to Mr. Icahn’s letter and indicated that the Company does not support the Icahn Nominees.

On March 15, 2023, Mr. Icahn issued an open letter to the Company’s stockholders noting that the investment “thesis is simple. The decision by Illumina’s board of directors to close the company’s acquisition of GRAIL over the explicit prohibition from European Commission regulators exposed Illumina to terrible risks, shows a lack of common sense AND, most disturbingly, destroyed $50 billion of shareholder value.”

On March 20, 2023, the Company issued a press release where it responded to Mr. Icahn’s letter with the following conclusory statements: Illumina’s plan will maximize shareholder value; Illumina is engaged with regulators to define GRAIL’s path forward as expeditiously as possible; and Icahn’s director nominees do not add value to the Company’s Board and will damage Illumina’s core business.

On March 24, 2023, the Icahn Participants provided notice to the Company pursuant to Rule 14a-19(b)(1) of the Exchange Act that the Icahn Participants intend to solicit proxies for the Icahn Nominees for the election to the Board at the Annual Meeting and that the Icahn Participants intend to solicit proxies from holders of the outstanding capital stock of the Company that represents at least 67% of the voting power of the shares of capital stock entitled to vote on the election of directors in support of the Icahn Nominees.

Also, on March 24, 2023, Mr. Icahn issued an open letter to Illumina’s stockholders referring the Company’s stockholders to a suspicious insurance matters agreement (the “Insurance Agreement”) that was filed, without explanation, as an exhibit to a Form 10-Q filing by the Company, which provides a fourth layer of liability protection to Illumina’s directors (beyond the customary indemnification provided by the Company’s certificate of incorporation and bylaws, the customary coverage provided by the Company’s existing directors and officers insurance policy and the customary coverage provided by the individual indemnification agreements entered into by the Company and each director) relating specifically to the controversial GRAIL transaction. The Insurance Agreement is “effective” as of August 18, 2021 but was not filed by the Company until November 5, 2021. The Company did file a Form 8-K on August 18, 2021, announcing the closing of the GRAIL transaction and included several other agreements as exhibits to that Form 8-K filing. This begs the question as to why the Company could file the other agreements that were required to be filed in that Form 8-K but specifically chose not to file or mention the existence of the Insurance Agreement even though it was purportedly effective as of the same day – August 18, 2021. We do not know why the Company chose not to file the Insurance Agreement when it filed its Form 8-K and, as a result, we are left to wonder whether the Insurance Agreement was signed either immediately prior to the closing of the GRAIL transaction or perhaps after the fact and backdated (we don’t know and the Company won’t say).

The Company’s failure to timely file the Insurance Agreement strongly suggests that the Company was trying to avoid drawing attention to the agreement. The Participants believe that the Insurance Agreement is highly unusual and should have been promptly disclosed by the Company, particularly since the Company disclosed all of the other material arrangements relating to the GRAIL transaction on August 18, 2021 but chose to wait until November 5, 2021 to disclose the Insurance Agreement. The Insurance Agreement purports to absolve the directors from “any and all claims against any of them arising out of or relating to” the GRAIL acquisition including “any determinations or decisions in connection with regulatory approvals, rulings or other actions….” We question why extra indemnification is necessary for the members of the Company’s Board for decisions in connection with regulatory approvals (as the directors were already indemnified in connection with their service). We believe the execution of this highly suspicious and unprecedented agreement, the fact that it was not disclosed in a timely fashion, and the fact that, when it was finally disclosed, there was a clear attempt to bury it by filing the form of agreement as an exhibit to a routine SEC filing without any narrative explanation whatsoever, represents a NEW LOW IN CORPORATE GOVERNANCE. Illumina and its Board were well aware that closing the acquisition of GRAIL over the objections of the European regulators could adversely impact Illumina’s business and in the same Form 8-K where it announced the closing of the GRAIL transaction, Illumina also disclosed that “[a]s a result of Illumina’s decision to proceed with the completion of the [GRAIL] Acquisition during the pendency of the European Commission’s review, the European Commission will likely seek to impose a fine on Illumina pursuant to Article 14(2)(b) of the EU Merger Regulation of up to 10% of Illumina’s consolidated annual turnover. In addition,

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the European Commission, the FTC and/or other governmental or regulatory authorities may seek to impose other fines, penalties, remedies or restrictions.”

Evercore ISI agreed with us, stating on March 24, 2023: “We don’t generally look at Exhibits to 10-Q filings…we can see why Mr. Icahn claims the filing was ‘buried’…The timing of the Agreement (day the Grail deal closed) and language around protection against personal liability related to acquisition hints that the Board of Directors knew there were risks to the transaction.”

On March 25, 2023, the Company issued a materially misleading press release stating that “Directors and Officers (D&O) insurance and corporate indemnification are standard for Delaware companies.” The Company purposely obfuscates the point – nobody is arguing that the directors should not have insurance and indemnification agreements, but why do the Company’s directors need another layer of coverage specific to the GRAIL acquisition and what exposures did the Company believe this new Insurance Agreement was covering that was not already covered? Moreover, why did the Company fail to provide any disclosure regarding this Insurance Agreement until well after the GRAIL acquisition closed? The Company did not just increase its D&O coverage – it provided yet another contract providing coverage to its directors immediately prior to when its directors were making decisions about the GRAIL transaction (or perhaps the Insurance Agreement was executed after the fact and backdated – it is impossible to tell and the Company has thus far dubiously refused to provide any explanation). The Company again stated that its Board “acts in the best interests of its shareholders” and that “Mr. Icahn has no ability to accelerate the legal and regulatory processes and neither do his nominees.” The Company’s conclusory statements that its directors act in the best interest of its shareholders do not explain how the Board came to the conclusion that it should ignore all precedent and proceed with the GRAIL acquisition in the absence of the required regulatory approvals. Mr. Icahn believes that by announcing the intention to immediately refocus on its core business and withdraw its many futile and expensive appeals (the only efficacy of which is to further infuriate regulators and customers), Illumina will able to separate GRAIL much more quickly, and under way more advantageous terms, than will ever be possible if the Company continues barreling down the value-destructive path that CEO Francis deSouza and Chairman John Thompson have concocted.

On March 30, 2023, the Company filed its preliminary proxy statement with the SEC, which, among other things, grossly mischaracterized the prior discussions that had taken place between Mr. Icahn and Messrs. Thompson and deSouza. Despite the parties’ agreement to maintain the confidentiality of the settlement negotiations, the Company reported in its preliminary proxy that it would have agreed to a settlement involving one director, but that Mr. Icahn demanded two or three board seats.

On March 30, 2023, Bloomberg reported Mr. Icahn as stating, “Today Illumina’s representatives have broken their word and gone public and taken out of context certain things that were supposedly said during these discussions.” Bloomberg also reported that the Company’s market value has fallen to approximately $36 billion from approximately $75 billion in August 2021, the month that the Company closed its acquisition of GRAIL.

On March 30, 2023, Mr. Icahn issued an open letter to the Company’s stockholders regarding his concerns relating to the credibility of Mr. deSouza and his exerting control of the Company’s existing Board, which concluded: “Should the board of directors of Illumina be blindly following an individual who has violated court orders and fiduciary duties? If one of the most important regulatory bodies in the United States believes that Mr. deSouza is an untrustworthy character, and a respected judge has found his “credibility suspect” and also found his testimony “not to be trusted”, how can shareholders and this board trust him to execute the strategy of our company? Based on the above facts, and after researching Mr. deSouza’s actions over the past years, including the fact that he destroyed $50 billion of shareholder value, and speaking with numerous individuals and shareholders, we believe it is unconscionable that the board of directors still entrusts him with running our potentially great company.”

On April 3, 2023, Mr. Icahn issued an open letter to the Company’s stockholders questioning the directors “infinite wisdom” in deciding to pay the Company’s CEO an astonishing $27 million in 2022, which was an 87% increase to his compensation for 2021.

On April 3, 2023, the Federal Trade Commission (the “FTC”) issued an opinion and order requiring Illumina to divest GRAIL, which makes a multi-cancer early detection (“MCED”) test, as it found that the transaction would

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diminish innovation in the U.S. market for life-saving cancer tests while increasing prices and decreasing choice and quality of tests and noted in its press release that “[t]his is extremely concerning given the importance of swiftly developing effective and affordable tools to detect cancer early.” The FTC’s press release notes that “[r]eal world evidence of Illumina’s past behavior reinforces the [FTC’s] antitrust concerns. For instance, Illumina gave GRAIL special pricing and other benefits while it was wholly owned by Illumina.” In addition, the FTC in its opinion and order questioned Illumina’s entire justification for acquiring GRAIL in the first place, stating: “In sum, Respondents have failed to substantiate that this Acquisition is likely to yield merger-specific acceleration efficiencies that save lives. Rather than rely on Respondents’ self-serving and ultimately vague and unsupported projections of acceleration, we believe the course that Congress clearly enunciated in the antitrust laws is to let competition spur innovation among MCED test providers and thereby save lives.”

On April 5, 2023, an article appearing in Bloomberg stated: “However you slice it, spinning something off and buying it back a few years later for much more is a bad look. That Illumina agreed to do so on the heels of having its proposed takeover of Pacific Biosciences blocked, resulting in the payment of a $98 million breakup fee, made it all the worse. Having agreed to the transaction, deSouza then set his company on a collision course with regulators, announcing in August 2021 that Illumina would close the deal despite a review by European antitrust authorities. (The company last year set aside $453 million for a potential EU fine for completing the merger without approval.) Shareholders haven’t enjoyed the ride. Illumina’s shares, which traded at $525 that month, have lost more than half of their value, wiping about $40 billion from the company’s market capitalization. When the FTC followed suit, some CEOs would have folded. Not deSouza. He has pulled his shareholders into a yearslong fight, which was extended on Monday, and he failed to telegraph either the risks or duration. It has been an expensive undertaking. Illumina, still unable to integrate a deal it ostensibly closed on in 2021, is spending about $700 million a year to keep it running in limbo. If it is forced to divest Grail, there is no obvious path where it doesn’t take a loss on the billions it paid for it.”

On April 5, 2023, Mr. Icahn issued an open letter to the Company’s stockholders expressing concern that the Company’s Board and CEO have “decided to continue their long history of appealing (and appealing again) in the hope of one day, at great expense, winning an almost impossible battle” against the FTC and EU regulators’ decision to block the GRAIL transaction. Mr. Icahn and the other Participants do not see any reason for Illumina to continue its losing battle with the U.S. and EU antitrust and competition regulators regarding its obsessive desire to acquire GRAIL.

On April 6, 2023, an article appearing in the National Law Journal stated: “The saga of the GRAIL reacquisition has been bad practice all around, starting with Illumina, which has squandered billions of dollars on a risky transaction that could cost it hundreds of millions more. In 2021, Illumina took a $3.9 billion impairment charge, implying a value of roughly half the acquisition price one year later. Illumina has also been forced to fund GRAIL operationally, which is reportedly costing Illumina $800 million annually. In addition, by defying the EC’s hold-separate rule, Illumina could face more than $450 million in fines…Ordinarily a platform monopolist will understand the benefits of internalizing complementary efficiencies, meaning that it serves the platform operator’s interest to promote and maintain fully competitive markets for complementary products. If the platform operator doesn’t do so, the company will fail to internalize the benefits of the complementary markets. Economic research recognizes several situations in which platform operators exert anticompetitive control over complementary markets against their own interests. One of them is corporate incompetence. This appears to the crux of the FTC’s case against Illumina, i.e., that management is not sophisticated enough to maintain efficient and open access to its platform to rival MCED testing firms…[T]he Commission clearly believes that Illumina management intends to maximize profits by acquiring GRAIL and eliminating competition in the MCED testing market. But, if so, Illumina’s management would be ignoring the fact that the company will maximize profits (and, thus, shareholder value) by optimizing modularity of its platform through fully competitive complementary markets, not by excluding rivals from them. This is fodder for dissenting shareholders: Had Illumina’s management understood the true economic power of their platform, they would never have sought to reacquire GRAIL in the first place, and, upon doing so, would never have given the FTC the idea that they cannot be trusted to be good stewards of a competitive complementary market for Illumina-based MCED testing.”

Also, on April 6, 2023, GenEdge News published an interview with Conor McNamara, CFA, equity research analyst with RBC Capital Markets, which contained the following:

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“GEN Edge: Are investors really clamoring for change, given things like GRAIL?

McNamara: I think the easiest way to tell is what happened to the stock price, and the stock price did sell off when they announced they were buying GRAIL. When Icahn stepped in to say he was going to push for GRAIL to be gone, you saw the stock price respond positively. I think that’s your best indicator that there are a lot of shareholders that think that the company should focus on its base business and not GRAIL.”

On April 7, 2023, the Company filed an amendment to its preliminary proxy statement with the SEC.

On April 10, 2023, the Participants issued a presentation regarding Illumina.

On April 11, 2023, the Participants filed this preliminary proxy statement with the SEC.

On April 20, 2023, the Company filed its definitive proxy statement with the SEC, in which the Company cryptically disclosed for the first time that its Governance Committee expects that “it will propose the appointment of two new directors after the 2023 annual meeting”. In typical Illumina fashion, this extremely material information was not highlighted in a Form 8-K filing but was included on page 14 of the Company’s proxy statement. We suspect that the authors of the Company’s proxy statement hoped that this news, which clearly demonstrates a blatant attempt to disenfranchise Illumina stockholders by packing the Board with two additional handpicked directors, would go unnoticed until after the election. We question why the Company elected not to add these two individuals to the Company’s slate so that the Company’s stockholders would have an opportunity to choose for themselves at the Annual Meeting whether they wished to have these unnamed individuals added to the Board.

On April 21, 2023, the Participants filed this revised preliminary proxy statement with the SEC.

Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

WE STRONGLY RECOMMEND THAT YOU VOTE “FOR” THE ELECTION OF EACH OF THE ICAHN NOMINEES.

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REASONS FOR OUR SOLICITATION

We are soliciting your support to elect the Icahn Nominees at the Annual Meeting because we believe that an immediate change in the leadership of Illumina is needed. We believe that at least three stockholder representatives are needed on Illumina’s Board to ensure that the Board is accountable to its stockholders. The Board’s reckless decision to close the GRAIL transaction over the objections of European regulators has created a situation where Illumina is forced to pay for the on-going operations of GRAIL without the ability to integrate GRAIL into Illumina’s operations and therefore cannot realize any synergies or cost savings from the acquisition. In addition, the Board has painted Illumina into a corner such that the Company is now in the untenable position where it may have to pay a significant fine as a result of closing the GRAIL acquisition and pay up to $1.75 billion in taxes if the Company is forced to divest GRAIL at the same price for which the Board agreed to purchase GRAIL.

We believe that Illumina will continue its current value destroying behavior unless representatives of the stockholders are seated on the Board. We believe that Illumina is facing a crisis and the stockholders must act to prevent further value destruction.

Our nominees are immensely qualified, and we believe that their expertise would help to realign Illumina’s operating and capital decisions and overall strategy – which must focus on decision making that is in the best interests of the Company’s stockholders. We expect that our nominees, if elected, would offer a fresh perspective, and would help to implement a new strategic direction for the Company, including reviewing potential alternatives relating to the GRAIL acquisition. It is essential that Illumina extricate itself immediately from the dire position it might well sink into financially if it remains on this perilous course.

In our view, the Board needs to be reconstituted with highly qualified Board members to drive long-term value. We are confident that we have assembled the right people who will fully explore all available strategies to assist in creating substantial value for the benefit of all Company stockholders. We strongly believe our slate of directors brings sophisticated expertise to oversee the Company. The Icahn Nominees have extensive experience in operations, finance, legal, regulatory matters, transactions, strategy, leadership and corporate governance. See the section titled “Matters to be Considered at the Annual Meeting—Proposal 1: Election of the Icahn Nominees—Biographical Information Regarding the Icahn Nominees” for a description of our nominees’ qualifications. Each of the Icahn Nominees recognizes that as a member of the Board each of them will owe fiduciary duties to all of the Company’s stockholders.

Stockholders are permitted to vote for any combination (up to nine (9) total) of the Icahn Nominees and the Company’s nominees on the GOLD universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders “WITHHOLD” on Francis A. deSouza, Robert S. Epstein, and John W. Thompson, who we refer to as the “Opposed Company Nominees.” The Company’s other six (6) nominees (Frances Arnold, Caroline D. Dorsa, Scott Gottlieb, Gary S. Guthart, Philip W. Schiller and Susan E. Siegel) are referred to hereafter as the “Acceptable Company Nominees.” We make no recommendation on the Acceptable Company Nominees.

The Participants recommend that stockholders “WITHHOLD” on:

(1)	Francis A. deSouza, as he is the CEO of the Company and led the efforts to pursue the ill-fated GRAIL transaction over the explicit objections of European and U.S. regulators when he was aware that the consequences could result in material fines and expenses as well as the forced divestiture of GRAIL;
(2)	Robert S. Epstein, as he is the Chairman of the Company’s Governance Committee and we believe that the Company has a terrible track record with respect to corporate governance matters, as evidenced by the Company’s continued efforts to pursue closing the GRAIL transaction over the objection of European and U.S. regulators when the Company was well aware of the adverse consequences that could result, the long-term relationship between Mr. Epstein, who has served on the Board since 2012, and Mr. deSouza, who has served on the Board
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since 2013 and as CEO since 2016, which we believe has impacted Mr. Epstein’s ability to facilitate good corporate governance, and the fact that Mr. Epstein has allowed Mr. Thompson to continue to serve on the Board despite concerns raised regarding Mr. Thompson’s behavior in his service on another board, as more fully discussed below; and

(3)	John W. Thompson, as he is the Chairman of the Board and has failed to hold Illumina’s CEO accountable and has exhibited questionable behavior in connection with his service on another board, which included allegations relating to conflicts of interests, which would have disqualified him from being “independent” when he was serving as the lead independent director, and his failure to appropriately oversee an investigation relating to sexual harassment allegations. Specifically, Glass Lewis recommended that stockholders of Microsoft Corporation vote against the re-election of Mr. Thompson, who was then serving as Microsoft’s lead independent director, on two separate occasions – once in 2013 and once in 2021 – due to concerns relating to his behavior, including potential conflicts of interest and oversight of investigations into sexual harassment allegations.

We refer to these individuals as the “Opposed Company Nominees.” We believe that these individuals, who were supposed to act as fiduciaries to all of the Company’s stockholders, have failed to consider all of the risks associated with GRAIL transaction and have relentless pursued the acquisition over the clear objections of the U.S. and EU regulators. These actions have destroyed $50 billion of stockholder value. Accordingly, we believe that the Company’s stockholders must hold the Company’s leadership accountable.

WE STRONGLY RECOMMEND A VOTE “FOR” THE ELECTION OF THE ICAHN NOMINEES.

If you have any questions or require any assistance with voting your Shares, please contact our proxy solicitor, HKL & Co., LLC: Banks and Brokerage Firms Please Call Collect: +1 (212) 468-5380; All Others Call Toll-Free: +1 (800) 257-3995; Email: ILMN@hklco.com.

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MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

Proposal 1: Election of the Icahn Nominees

The Board currently consists of 9 directors. Directors hold office until the Company’s next annual meeting following their election or until their successors are elected and duly qualified. Accordingly, on February 23, 2023, the Icahn Participants gave notice to the Company of our intention to nominate the three (3) Icahn Nominees to serve as directors of the Company.

We have determined to nominate Vincent J. Intrieri, Jesse A. Lynn, and Andrew J. Teno. As a result, should a stockholder so authorize us, on the GOLD universal proxy card, we would cast votes “FOR” all of the Icahn Nominees.

Each of the Icahn Nominees has consented to being named a nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected. The Icahn Participants intend to vote all of their Shares “FOR” each of the Icahn Nominees and to “WITHHOLD” on each of the Opposed Company Nominees and each of the Acceptable Company Nominees. If each of the Icahn Nominees are elected, they will represent three out of nine (9) members of the Board. There can be no assurance that the Icahn Nominees will be able to implement the actions that the Participants believe are necessary to enhance stockholder value.

Stockholders are permitted to vote for any combination (up to nine (9) total) of the Icahn Nominees and the Company’s nominees on the GOLD universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders “WITHHOLD” on Francis A. deSouza, Robert S. Epstein, and John W. Thompson, which we refer to as the “Opposed Company Nominees.” The Company’s other six (6) nominees (Frances Arnold, Caroline D. Dorsa, Scott Gottlieb, Gary S. Guthart, Philip W. Schiller and Susan E. Siegel) are referred to hereafter as the “Acceptable Company Nominees.” We make no recommendation on the Acceptable Company Nominees. We believe the best opportunity for the Icahn Nominees to be elected will arise if stockholders vote “FOR” each of the Icahn Nominees and to “WITHHOLD” on or not vote “for” the Opposed Company Nominees on the GOLD universal proxy card.

Biographical Information Regarding the Icahn Nominees

The following information concerning the age, principal occupation and business experience during the last five years, and current public directorships of each of the Icahn Nominees has been furnished to the Participants by each of the Icahn Nominees.

Vincent J. Intrieri, age 66, is the Founder and CEO of VDA Capital Management LLC, a private investment fund founded in January 2017. Mr. Intrieri was previously employed by Carl C. Icahn-related entities in various investment-related capacities from 1998 to 2016. From 2008 to 2016, Mr. Intrieri served as Senior Managing Director of Icahn Capital LP, the entity through which Carl C. Icahn manages private investment funds. In addition, from 2004 to 2016, Mr. Intrieri was a Senior Managing Director of Icahn Onshore LP, the general partner of Icahn Partners LP, and Icahn Offshore LP, the general partner of Icahn Partners Master Fund LP, entities through which Mr. Icahn invests in securities. Mr. Intrieri has served as a director of: Transocean Ltd. (NYSE: RIG) since 2014; and Hertz Global Holdings, Inc. (Nasdaq: HTZ) since 2014. Mr. Intrieri graduated, with Distinction, from The Pennsylvania State University (Erie Campus) with a B.S. in Accounting in 1984. Mr. Intrieri was a certified public accountant. Mr. Intrieri’s business address is 1100 Biscayne Blvd., Unit 2001, Miami, Florida 33132. Mr. Intrieri does not own, and has not owned during the past two years, directly or indirectly, beneficially or of record, any class of securities of the Company, including the Shares.

Director Qualifications: Mr. Intrieri is well qualified to serve on the Board due to his significant experience and expertise in finance and accounting, international operations, strategy and public company governance.

Jesse A. Lynn, age 52, has been General Counsel of Icahn Enterprises L.P. (NASDAQ: IEP), a diversified holding company engaged in a variety of businesses, including investment, energy, automotive, food packaging, real estate, home fashion and pharma, since 2014. Mr. Lynn has also served as Chief Operating Officer of Icahn Capital LP, the

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entity through which Carl C. Icahn manages investment funds, since April 2021. From 2004 to 2014, Mr. Lynn was Assistant General Counsel of Icahn Enterprises. Prior to joining Icahn Enterprises, Mr. Lynn worked as an associate in the New York office of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. in its business and finance department from 2000 until 2004. From 1996 to 2000, Mr. Lynn was an associate in the corporate group at Gordon Altman Bukowski Weitzen Shalov & Wein. Mr. Lynn has been a director of: Crown Holdings Inc. (NYSE: CCK), a global supplier of packaging products, since December 2022; Xerox Holdings Corporation (NASDAQ: XRX), a provider of print and digital document products and services, since November 2021; FirstEnergy Corp. (NYSE: FE), an electric utility, since March 2021; and Conduent Incorporated (NASDAQ: CNDT), a provider of business process outsourcing services, since April 2019. Mr. Lynn was previously a director of: Cloudera, Inc. (NASDAQ: CLDR), a provider of enterprise data cloud services, from August 2019 through its sale to CD&R and KKR in October 2021; Herbalife Nutrition Ltd. (NYSE: HLF), a nutrition company, from April 2014 to January 2021; and The Manitowoc Company, Inc. (NYSE: MTW), a capital goods manufacturer, from April 2015 to February 2018. Carl C. Icahn has or previously had non-controlling interests in each of Crown, Xerox, FirstEnergy, Conduent, Cloudera, Herbalife and Manitowoc through the ownership of securities. Mr. Lynn received a B.A. from the University of Michigan in 1992 and a J.D. from the Boston University School of Law in 1996. Mr. Lynn’s business address is 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida 33160. Mr. Lynn does not own, and has not owned during the past two years, directly or indirectly, beneficially or of record, any class of securities of the Company, including the Shares. Mr. Lynn is a citizen of the United States of America.

Director Qualifications: Mr. Lynn is well qualified to serve on the Board due to his broad business, legal and administration experience, his experience as a public company director, and his experience in a variety of industries.

Andrew Teno, age 38, has been a portfolio manager at Icahn Capital, the entity through which Carl C. Icahn manages investment funds, since October 2020. Mr. Teno previously worked at Fir Tree Partners, a New York based private investment firm that invests worldwide in public and private companies, real estate and sovereign debt, from 2011 to April 2020. Prior to that, he worked at Crestview Partners from 2009 to 2011 as an associate in their private equity business, and at Gleacher Partners, a boutique mergers and acquisitions firm, from 2007 to 2009. Mr. Teno has been a director of: Crown Holdings Inc. (NYSE: CCK), a global supplier of packaging products, since December 2022; FirstEnergy Corp. (NYSE: FE), an electric utility, since March 2021; and Southwest Gas Holdings, Inc. (NYSE: SWX), an entity that purchases, distributes and transports natural gas and provides utility infrastructure services across North America, since May 2022. Mr. Teno previously served as a director of Herc Holdings Inc. (NYSE: HRI), an equipment rental company, from February 2021 to March 2023; Cheniere Energy, Inc. (NYSE: LNG) from February 2021 to June 2022, and Eco-Stim Energy Solutions from March 2017 to December 2018. Carl C. Icahn has or previously had non−controlling interests in each of Crown Holdings, FirstEnergy, Herc, Southwest Gas and Cheniere through the ownership of securities. Mr. Teno received an undergraduate business degree from the Wharton School at the University of Pennsylvania in 2007. Mr. Teno’s business address is 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida 33160. Mr. Teno does not own, and has not owned during the past two years, directly or indirectly, beneficially or of record, any class of securities of the Company, including the Shares. Mr. Teno is a citizen of the United States of America.

Director Qualifications: Mr. Teno is well qualified to serve on the Board due to his broad business and investment experience, his experience as a public company director, including as an Audit Committee member, and his familiarity with national and international business matters.

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Interests of the Icahn Nominees

If elected, each Icahn Nominee would receive such directors’ fees as may be payable by the Company in accordance with its practice at the time and, as a result, the Icahn Nominees may be deemed to have an interest in their nominations for election to the Board. The Participants expect that the Icahn Nominees, if elected, will be indemnified for service as directors of Illumina to the same extent indemnification is provided to the current directors of Illumina under the Bylaws and that such individuals would be covered by any policy of insurance under which Illumina insures its directors and officers.

There are currently no understandings or arrangements between Mr. Intrieri, on one hand, and any of the Icahn Participants or the other Icahn Nominees, on the other hand.

Mr. Lynn is an employee of Icahn Enterprises and Mr. Teno is an employee of Icahn Capital.

Mr. Lynn entered into a letter agreement with Icahn Enterprises on December 9, 2021, pursuant to which Mr. Lynn is employed as General Counsel of Icahn Enterprises (the “Lynn Letter Agreement”). Pursuant to the terms of the Lynn Letter Agreement, Mr. Lynn is an “at-will” employee who may be terminated with or without cause and with or without notice, at any time. The Lynn Letter Agreement provides that Mr. Lynn is entitled to a base salary, an annual bonus opportunity, and a grant of deferred units in Icahn Enterprises, which are subject to vesting and forfeiture pursuant to the terms of Icahn Enterprises’ 2017 Long-Term Incentive Plan. Under the Lynn Letter Agreement, Mr. Lynn is entitled to participate in certain benefit programs and plans of Icahn Enterprises and its affiliates. He is also subject to certain confidentiality and non-compete obligations thereunder. The Lynn Letter Agreement does not provide for any profit-sharing or similar payments relating to the Shares or other investments held by Icahn Partners or its affiliates.

Mr. Teno entered into an employment agreement with Icahn Capital, an affiliate of Mr. Icahn, on October 1, 2020 (the “Teno Employment Agreement”), pursuant to which Mr. Teno is employed as a portfolio manager. The term of the Teno Employment Agreement commenced on October 1, 2020 and ends on September 30, 2027, unless earlier terminated under the terms thereof. Pursuant to the Teno Employment Agreement, Mr. Teno is entitled to a base salary, an annual bonus opportunity, and under certain circumstances, Mr. Teno is also eligible to receive a one-time profit-sharing payment equal to the sum of a specified percentage of net investment gains over a specified hurdle for certain investments held by affiliates of Icahn Capital, which such investments include the Company and its Shares. Under the Teno Employment Agreement, Mr. Teno is also entitled to participate in certain benefit programs and plans of Icahn Capital. He is also subject to certain confidentiality and non-compete obligations thereunder.

From time to time, Messrs. Lynn and Teno have served on the boards of directors of entities in which Mr. Icahn and/or his affiliates have an interest. In such situations where Mr. Icahn does not control such entities, Messrs. Lynn and Teno receive customary director compensation from such entities (which may include cash fees, equity awards, reimbursement of travel expenses, indemnification and the like).

Pursuant to the limited partnership agreement of Icahn Enterprises, each of Messrs. Lynn and Teno are entitled to indemnification for certain losses and expenses incurred in connection with proxy contests and service as a director on boards of directors of companies in which Icahn Enterprises or its affiliates have an interest (including any service as a director on the Board).

Other Disclosures

The Icahn Participants represent that (i) they intend to, or are part of a group which intends to, deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to elect the Icahn Nominees at the Annual Meeting and (ii) they intend to, or are part of a group which intends to, solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of the Icahn Nominees.

The Participants are required to include all nominees for election on their “GOLD” universal proxy card. For additional information regarding the Company’s nominees and any other related information, please refer to the Company’s proxy statement. You will receive solicitation materials from the Company, including a proxy statement

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and a white universal proxy card. The Participants are not responsible for the accuracy or completeness of any information provided by or relating to the Company or its nominees contained in the solicitation materials filed or disseminated by or on behalf of the Company or any other statements that the Company makes. Stockholders will be able to obtain, free of charge, copies of all proxy statements, any amendments or supplements thereto and any other documents (including the “GOLD” universal proxy card) when filed by the applicable party with the SEC in connection with the annual meeting at the SEC’s website (http://www.sec.gov).

Based on information in the Company’s proxy, the Company’s bylaws require that a director nominee be elected only if he or she receives a majority of the votes cast with respect to his or her election in an uncontested election (that is, the number of shares voted “FOR” that nominee exceeds the number of votes cast “WITHHOLD” for that nominee). However, this election of directors will be considered a contested election and, as provided under Article III, Section 16 of the Company’s Amended and Restated Bylaws, directors will be elected on a plurality basis. This means that the nine (9) director nominees receiving the greatest number of votes cast “FOR” their election will be elected. “WITHHOLD” votes and any broker non-votes will be counted for purposes of determining whether there is a quorum at the annual meeting for this vote but will not be counted as votes cast and will result in the applicable nominee(s) receiving fewer votes cast “FOR” such nominee(s).

We recommend that you vote “FOR” each of the Icahn Nominees and “WITHHOLD” on each of the Opposed Company Nominees and each of the Acceptable Company Nominees,

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Proposal 2: Ratification of the Appointment of Ernst & Young LLP as Illumina’s Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2023

Based on information contained in the Company’s proxy statement, it is expected that at the Annual Meeting the stockholders will be asked to ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 at the Annual Meeting. The Company’s Audit Committee has appointed Ernst & Young LLP as the independent registered public accounting firm to audit its consolidated financial statements for the year ending December 31, 2023, including the audit of Illumina’s internal control over financial reporting.

Based on information in the Company’s proxy, ratification of the appointment of Ernst & Young LLP is not required by the Company’s bylaws or otherwise, but the Board is submitting Proposal 2 as a matter of good corporate governance practices. If stockholders do not ratify the appointment of Ernst & Young LLP, the Company’s Audit Committee and the Board would consider such a negative vote in their consideration of what, if any, action to take. Even if the appointment is ratified, the Company’s Audit Committee, in its discretion, may direct the appointment of a different independent audit firm at any time during the fiscal year if it is determined that such a change would be in the best interests of Illumina and its stockholders. The ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm requires the affirmative “FOR” vote of a majority of the Shares present in person or represented by proxy and entitled to vote on Proposal 2. Abstentions on Proposal 2 have the same effect as a vote against.

We recommend that you vote “FOR” the ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

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Proposal 3: Advisory Vote to Approve the Compensation of the Company’s “Named Executive Officers”

Based on information contained in the Company’s proxy statement, it is expected that at the Annual Meeting the stockholders will be asked to vote, on an advisory basis, to approve the compensation of the Company’s “named executive officers” as disclosed in the “Executive Compensation” of the Company’s proxy statement. The Company has indicated in its proxy statement that its stockholders are being asked to vote on the following advisory resolution:

“RESOLVED, that the compensation paid to Illumina’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby APPROVED.”

Proposal 3, which is known as a “say-on-pay” proposal, allows the Company’s stockholders to express their views on the compensation paid to Illumina’s “named executive officers.” Due to our belief that the Company’s management and Board have failed to maximize value for the Company’s stockholders and during such time, the Company has continued to increase the compensation paid to its “named executive officers,” we recommend that you vote “AGAINST” the Company’s “say-on-pay” proposal.

Based on information in the Company’s proxy, the vote on Proposal 3 is advisory and is not binding on the Company, its Board or its Compensation Committee (the “Compensation Committee”). However, the Company has indicated in its proxy statement that its Board and its Compensation Committee will review and consider the voting results when making future decisions regarding executive compensation. The approval of the advisory resolution in Proposal 3 requires the affirmative “FOR” vote of a majority of the Shares present in person or represented by proxy and entitled to vote on Proposal 3. Abstentions on Proposal 3 have the same effect as a vote against.

We recommend that you vote “AGAINST” the approval, on an advisory basis, of the compensation of the Company’s “named executive officers.”

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Proposal 4: Advisory Vote on the Frequency on Holding an Advisory Vote to Approve Compensation Provided to the Company’s “Named Executive Officers”

Based on information contained in the Company’s proxy statement, it is expected that at the Annual Meeting the stockholders will be asked to vote, on an advisory basis, to approve the frequency on holding an advisory vote to approve the compensation provided to the Company’s “named executive officers”. The Company has indicated in its proxy statement that its stockholders are being asked to vote on whether future advisory votes to approve compensation of the Company’s “named executive officers” should occur every year, every two years, or every three years pursuant to the following advisory resolution:

“RESOLVED, that the voting choice of once every year, once every two years, or once every three years that receives the highest number of votes cast in connection with this resolution will be considered to be the frequency preferred by stockholders on an advisory basis for Illumina to hold a non-binding vote to approve the compensation provided to our named executive officers.”

The Company’s proxy statement indicates that the Board has determined that, consistent with past practice, holding an advisory vote on executive compensation every year (annually) is the most appropriate policy for the Company at this time, and recommends that the Company’s stockholders vote to hold annual advisory votes on executive compensation.

Based on information in the Company’s proxy, the vote on Proposal 4 is advisory and is not binding on the Company, or its Board. However, the Company has indicated in its proxy statement that its Board will consider the outcome, along with other relevant factors, in determining how often to conduct advisory votes on executive compensation. Based on the Company’s proxy, approval of the advisory resolution set forth above with respect to holding an advisory vote once every year, once every two years, or once every three years, as applicable, requires the affirmative vote of a majority of the Shares present in person or represented in proxy and entitled to vote on Proposal 4. The Company has indicated in its proxy that if none of the frequency alternatives (one year, two years, or three years) receives a majority vote, the Company will consider the frequency that receives the highest number of votes to be the frequency that has been selected by the stockholders, on an advisory basis.

We recommend that you vote “1 YEAR” on the proposal to approve, on an advisory basis, the frequency of holding an advisory vote to approve the compensation provided to the Company’s “named executive officers”.

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Proposal 5: Vote to Approve Certain Amendments to the Illumina, Inc. 2015 Stock and Incentive Plan

Based on information contained in the Company’s proxy statement, it is expected that at the Annual Meeting the stockholders will be asked to vote to approve certain amendments to the Illumina, Inc. 2015 Stock and Incentive Plan (the “2015 Plan”). The Company has indicated in its proxy statement that its stockholders are being asked to vote on the following resolution:

“RESOLVED, that the Stockholder Approval Terms including in the Illumina, Inc. Amended and Restated 2015 Stock and Incentive Plan, as set forth in Annex A to the Company’s proxy statement, are hereby approved and authorized.”

The Company’s proxy states that on February 1, 2023, the Board approved the amended and restated version of the 2015 Plan, which is referred to therein as the “Amended 2015 Plan” and included as Annex A to the Company’s proxy statement. Based on information in the Company’s proxy statement, the Amended 2015 Plan reflects the following changes:

●	Adds 8 million additional shares for issuance under the Amended 2015 Plan (the “2023 Share Reserve Increase”);
●	Extends the termination date of the Amended 2015 Plan, and the ability to grant incentive stock options, to January 31, 2033 (the “Plan Term Extension”);
●	Limits the administrator’s authority to accelerate vesting or waive forfeiture conditions to a termination resulting from the holder’s death or disability;
●	Provides that any dividend equivalent rights will be subject to the same vesting conditions as the award to which they relate;
●	Adds vesting protections for awards that are assumed in a change in control in the event the holder is involuntarily terminated by the acquirer within 24 months of the change in control; and
●	Updates terms to reflect changes in applicable laws (e.g., removal of certain inoperative provisions due to changes in Section 162(m) of the Code).

The Company’s proxy statement indicates that only the 2023 Share Reserve Increase and the Plan Term Extension (which are referred to as the “Stockholder Approval Terms”) require stockholder approval. Based on information in the Company’s proxy statement, if stockholders do not approve the Stockholder Approval Terms, then the term of the Amended 2015 Plan will remain as January 29, 2025, and all awards which have been granted under the Amended 2015 Plan in contemplation of the 2023 Share Reserve Increase will be settled in cash instead of shares, but all other changes to the 2015 Plan as reflected in the Amended 2015 Plan will be given full effect.

Based on information in the Company’s proxy statement, the approval of the resolution in Proposal 5 requires the affirmative “FOR” vote of a majority of the outstanding Shares, voting as a single class. Abstentions on Proposal 5 have the same effect as a vote against.

We make no recommendation on the vote to approve certain amendments to the Illumina, Inc. 2015 Stock and Incentive Plan.

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Other Proposals

Except as set forth in this Proxy Statement, the Icahn Participants are not aware of any other matter to be considered at the Annual Meeting. However, if the Icahn Participants learn of any other proposals made at a reasonable time before the Annual Meeting, the Icahn Participants will either supplement this Proxy Statement and provide stockholders with an opportunity to vote by proxy directly on such matters or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the persons named as proxies on the GOLD universal proxy card solicited by the Icahn Participants will vote such proxies in their discretion.

If you sign and return the GOLD universal proxy card or, if applicable, the GOLD voting instruction form, your Shares will be voted in accordance with your specifications. If no direction is indicated with respect to the foregoing proposals, you will be deemed to have given a direction to vote the Shares represented by the GOLD universal proxy card or, if applicable, the GOLD voting instruction form (1) “FOR” each of the Icahn Nominees and to “WITHHOLD” on each of the Opposed Company Nominees and each of the Acceptable Company Nominees, (2) “FOR” the ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, (3) “AGAINST” the approval, on an advisory basis, of the compensation of the “named executive officers” as disclosed in the Company’s proxy statement, (4) “1 YEAR” on the proposal to approve, on an advisory basis, the frequency of holding an advisory vote to approve the compensation provided to the Company’s “named executive officers”, (5) “ABSTAIN” on the approval of the amendments to the Illumina, Inc. 2015 Stock and Incentive Plan, and (6) in the proxy holders’ discretion as to other matters that may come before the Annual Meeting.

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RECORD DATE; VOTING; PROXY PROCEDURES

Record Date

The Company has set the close of business on April 3, 2023 as the Record Date for determining stockholders entitled to notice of and to vote at the Annual Meeting. The mailing address of the principal executive offices of the Company is 5200 Illumina Way, San Diego, CA 92122. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were 158,032,030 Shares outstanding.

Voting and Proxy Procedures

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell their Shares after the Record Date.

Each of the Participants and the Company will be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the name of all nominees for the election to the Board. Stockholders have the ability to vote for up to nine (9) nominees on the enclosed GOLD universal proxy card. Accordingly, there is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

You may vote “FOR” up to a total of nine (9) nominees. If you vote using the GOLD universal proxy card for less than nine (9) nominees, your shares will be voted “FOR” only those nominees you have marked. If you vote using the GOLD universal proxy card “FOR” more than nine (9) nominees, your votes on Proposal 1 regarding the nominees will be invalid and will not be counted.

Stockholders of Record: If your Shares are held in your own name, please authorize a proxy to vote by signing and returning the enclosed GOLD universal proxy card using the postage-paid envelope provided.

Street Name Holders: If you hold your Shares in the name of one or more banks, brokerage firms, dealers, trust companies or other custodians, only they can vote your Shares and only upon receipt of your specific instructions. Accordingly, you should complete, sign, date and return the enclosed GOLD voting instruction form or vote via the Internet by following the directions provided to you by your broker or bank custodian or contact the person responsible for your account and give instructions to them to sign and return a GOLD universal proxy card representing your Shares to elect the Icahn Nominees to the Board.

Shares represented by properly executed GOLD universal proxy cards will be voted at the Annual Meeting as marked.

If a stockholder returns a GOLD universal proxy card or, if applicable, a GOLD voting instruction form that is signed, dated and not marked with respect to a proposal, that stockholder will be deemed to have given direction to vote (1) “FOR” each of the Icahn Nominees and to “WITHHOLD” on each of the Opposed Company Nominees and each of the Acceptable Company Nominees, (2) “FOR” the ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, (3) “AGAINST” the approval, on an advisory basis, of the compensation of the “named executive officers” as disclosed in the Company’s proxy statement, (4) “1 YEAR” on the proposal to approve, on an advisory basis, the frequency of holding an advisory vote to approve the compensation provided to the Company’s “named executive officers”, (5) “ABSTAIN” on the approval of the amendments to the Illumina, Inc. 2015 Stock and Incentive Plan, and (6) in the proxy holders’ discretion as to other matters that may come before the Annual Meeting.

Quorum; Discretionary Voting; Broker Non-Votes

A quorum is the minimum number of Shares that must be represented at a duly called meeting of stockholders virtually or represented by proxy, in order to legally conduct business at the meeting. According to Illumina’s proxy

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statement, a quorum requires the presence of the holders of a majority of the Shares entitled to vote represented in person or by proxy at the Annual Meeting.

According to Illumina’s proxy statement, abstentions and instructions to withhold authority to vote will be treated as Shares that are present and entitled to vote for the purposes of determining whether a quorum exists. Abstentions and instructions to withhold authority will not be counted as votes cast and will have no effect on the outcome of the vote.

If you are a stockholder of record, you must deliver your vote on the GOLD universal proxy card, the Company’s white proxy card or virtually attend the Annual Meeting in order to be counted in the determination of a quorum.

If your Shares are held in the name of your bank, brokerage firm, dealer, trust company or other custodian, that party will give you instructions for voting your Shares. If you do not give your voting instructions to your bank, brokerage firm, dealer, trust company or other custodian, it will not be allowed to vote your Shares with respect to the election of directors or any additional proposals which may be presented at the Annual Meeting.

If you are the beneficial owner of Shares, your broker or nominee may vote your Shares only on those matters on which it has discretion to vote. Under the applicable rules, your broker or nominee does not have discretion to vote your Shares on non-routine matters.

According to the Company’s proxy statement, Proposal 1 (the election of directors), Proposal 3 (the advisory vote on the compensation provided to the Company’s “named executive officers”), Proposal 4 (the advisory vote on the frequency on holding an advisory vote to approve the compensation provided to the Company’s “named executive officers”), and Proposal 5 (the approval of certain amendments to the Illumina, Inc. 2015 Stock and Incentive Plan) are considered “non-discretionary” items. This means brokerage firms that have not received voting instructions from their clients on these proposals may not vote on them. According to the Company’s proxy statement, these so-called “broker non-votes” will not be considered in determining the number of votes necessary for approval for non-discretionary matters and, as a result, will have no effect on the Company’s ability to obtain a quorum and will not otherwise affect the outcome of the votes for Proposals 1, 3, 4 and 5. If this Proxy Statement has been provided to you by your broker or nominee at the request of the Participants, your broker or nominee does not have discretion to vote your Shares on routine matters such as Proposal 2 (ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023) and may vote your shares on Proposal 2 only pursuant to your specific voting instructions.

Revocation of Proxies

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The revocation may be delivered either to Icahn Partners in care of HKL & Co., LLC at the address set forth on the back cover of this Proxy Statement or to Illumina at 5200 Illumina Way, San Diego, CA 92122, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Icahn Partners in care of HKL & Co., LLC at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

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Stockholder Proposals

Under SEC Rule 14a-8, a stockholder who intends to present a proposal at the Company’s 2024 annual meeting of stockholders (other than a director nomination) and who wishes the proposal to be included in the Company’s proxy statement for that meeting must submit the proposal in writing to the Company’s principal executive offices. The proposal must be received no later than December 23, 2023. The proposal and its proponent must satisfy all applicable requirements of Rule 14a-8.

The Company’s Bylaws permit a stockholder or group of stockholders (up to 20) who have owned at least three percent of the Company’s Shares for at least three years to submit director nominees (up to the greater of two nominees or 20% of the Board, as determined in accordance with the Bylaws) for inclusion in the Company’s proxy statement if the nominating stockholder(s) satisfies the requirements specified in the Bylaws. With respect to stockholder nominees for director election submitted for inclusion in Company’s proxy statement for its 2024 annual meeting, written notice of nominations by the stockholder proponent(s) must comply with the Company’s Bylaws and must be delivered to, or mailed and received by, the Company’s Corporate Secretary between November 22, 2023 and December 22, 2023. These deadlines are based on the 150th day and 120th day, respectively, before the one-year anniversary of the date of the proxy statement for the Company’s 2023 annual meeting (which date, for purposes of the bylaws, is April 20, 2023). The ability to include a nominee in the Company’s proxy statement is subject to the terms and conditions set forth in the Company’s Bylaws.

With respect to stockholder nominees for director election at the Company’s 2024 annual meeting (other than nominees submitted for inclusion in the Company’s proxy materials) and stockholder proposals for consideration at the Company’s 2024 annual meeting that are not submitted for inclusion in the Company’s proxy materials under Rule 14a-8, written notice of nominations and proposals must be provided by the stockholder proponent to the Company in accordance with the Company’s Bylaws. The notice must be delivered to, or mailed and received by, the Company’s Corporate Secretary between January 26, 2024 and February 25, 2024 and must comply with all applicable provisions of the Company’s Bylaws. You may obtain a copy of the Company’s Bylaws by writing to the Company’s Corporate Secretary at Illumina, Inc., 5200 Illumina Way, San Diego, CA 92122.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the Company’s 2024 annual meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Participants that such procedures are legal, valid or binding.

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Certain Additional Information

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

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SOLICITATION OF PROXIES; EXPENSES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Participants. Proxies may be solicited through the mail, press releases and other public statements, electronic communications, facsimile, telephone and in-person meetings. Each of the Icahn Nominees, the other Participants named in this Proxy Statement, and employees of the Icahn Participants may assist in the solicitation of proxies without any additional remuneration.

The Participants have retained HKL & Co., LLC to provide solicitation and advisory services in connection with this solicitation. HKL & Co., LLC will be paid a fee not to exceed $150,000 based upon the campaign services provided. In addition, the Participants will reimburse HKL & Co., LLC for its reasonable out-of-pocket expenses and will indemnify HKL & Co., LLC against certain liabilities and expenses, including certain liabilities under the federal securities laws. HKL & Co., LLC will solicit proxies from individuals, banks, brokerage firms, dealers, trust companies, other custodians and other institutional holders. It is anticipated that HKL & Co., LLC will employ up to 35 persons to solicit the Company’s stockholders as part of this solicitation. HKL & Co., LLC does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation. The costs related to this proxy solicitation will be borne by the Participants. Costs of this Proxy Solicitation are currently estimated to be approximately $700,000. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with the solicitation. We estimate that through the date hereof, the Participants’ expenses in connection with this Proxy Solicitation are approximately $200,000. If successful, the Participants may seek reimbursement of these costs from the Company.

In the event that the Participants decide to seek reimbursement of their expenses, the Participants do not intend to submit the matter to a vote of the Company’s stockholders. The Board would be required to evaluate the requested reimbursement consistent with its fiduciary duties to the Company and its stockholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation and other costs incidental to the solicitation.

If you have any questions or require any assistance with voting your Shares, please contact our proxy solicitor, HKL & Co., LLC: Banks and Brokerage Firms Please Call Collect: +1 (212) 468-5380; All Others Call Toll-Free: +1 (800) 257-3995; Email: ILMN@hklco.com.

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QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: What are you asking Illumina’s stockholders to do?

A: We are asking for support for the election of our three director candidates, Vincent J. Intrieri, Jesse A. Lynn, and Andrew J. Teno, to the Board. As described more fully in this Proxy Statement, we believe our director candidates will add valuable perspectives and leadership to the Board. We believe our candidates possess the skills, experience, energy and leadership abilities necessary to contribute to Illumina as well-rounded Board members. Our director candidates will be active and responsible stewards of the trust placed in them by the stockholders and will represent, and will seek the best possible results for, all of Illumina’s stockholders.

Stockholders are permitted to vote for any combination (up to nine (9) total) of the Icahn Nominees and the Company’s nominees on the GOLD universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders “WITHHOLD” on Francis A. deSouza, Robert S. Epstein, and John W. Thompson, who we refer to as the “Opposed Company Nominees.” The Company’s other six (6) nominees (Frances Arnold, Caroline D. Dorsa, Scott Gottlieb, Gary S. Guthart, Philip W. Schiller and Susan E. Siegel) are referred to hereafter as the “Acceptable Company Nominees.” We make no recommendation on the Acceptable Company Nominees. We believe the best opportunity for the Icahn Nominees to be elected is by voting “FOR” each of the Icahn Nominees and to “WITHHOLD” on or not vote “for” the Opposed Company Nominees on the GOLD universal proxy card.

Q: Who are your director candidates?

A: Vincent J. Intrieri, Jesse A. Lynn, and Andrew J. Teno are highly qualified individuals with significant business and public company director experience. The principal occupation and business experience of each of these candidates is described in this Proxy Statement in the section titled “Matters to be Considered at the Annual Meeting—Proposal 1: Election of the Icahn Nominees—Biographical Information About the Icahn Nominees.” We believe that each of our director candidates would be considered independent under the applicable rules of the Nasdaq and Illumina’s corporate governance guidelines, and none of our director candidates are affiliated with Illumina or any of its subsidiaries. If elected to the Board, our director candidates would owe fiduciary duties to all of Illumina’s stockholders.

Q: Who is entitled to vote?

A: Only holders of voting stock at the close of business on the Record Date, April 3, 2023, are entitled to notice of and to vote at the Annual Meeting. Stockholders who sold Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date (unless they also transfer their voting rights).

Q: How important is my vote?

A: Your vote is important, no matter how few Shares you own. The Participants urge you to sign, date, and return the enclosed GOLD universal proxy card or, if applicable, the enclosed GOLD voting instruction form today to elect the Icahn Nominees. The Board will ultimately be comprised of the nine (9) nominees who receive the most votes cast in favor or his or her election at the Annual Meeting. We urge you to vote in favor of the Icahn Nominees.

Q: How do I vote my Shares?

A: Shares held in record name. If your Shares are registered in your own name, please vote today by signing, dating and returning the enclosed GOLD universal proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of Shares will be presumed to be a proxy with respect to all Shares held by such record holder unless the proxy specifies otherwise.

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Shares beneficially owned or held in “street” name. If you hold your Shares in “street” name with a bank, brokerage firm, dealer, trust company or other custodian, only that party can exercise the right to vote with respect to the Shares that you beneficially own through such party and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company or other nominee to vote for the Icahn Nominees. Please follow the instructions to vote provided on the enclosed GOLD voting instruction form. If your broker, bank, dealer, trust company, or other nominee provides for proxy instructions to be delivered to them via the Internet, instructions will be included on the enclosed GOLD voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by emailing them to ILMN@hklco.com or mailing them to Icahn Capital LP, c/o HKL & Co., LLC, 3 Columbus Circle, 15th Floor, New York, NY 10019, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you vote and return both our GOLD universal proxy card and Illumina’s white proxy card, only the latest dated proxy card will be counted.

Q: What is a quorum?

A: A quorum is the minimum number of Shares that must be represented at a duly called meeting of stockholders in person or by proxy in order to legally conduct business at the meeting. According to Illumina’s proxy statement, a quorum requires the presence of the holders of a majority of the Shares entitled to vote represented in person or by proxy at the Annual Meeting.

Q: How do you recommend that the Company’s stockholders vote with respect to the Company’s nominees?

A: We recommend that the Company’s stockholders “WITHHOLD” on Francis A. deSouza, Robert S. Epstein, and John W. Thompson, who we refer to as the “Opposed Company Nominees.” The Company’s other six (6) nominees (Frances Arnold, Caroline D. Dorsa, Scott Gottlieb, Gary S. Guthart, Philip W. Schiller and Susan E. Siegel) are referred to hereafter as the “Acceptable Company Nominees.” We make no recommendation on the Acceptable Company Nominees. We believe the best opportunity for the Icahn Nominees to be elected will arise if stockholders vote “FOR” each of the Icahn Nominees and to “WITHHOLD” on or not vote “for” the Opposed Company Nominees on the GOLD universal proxy card.

Q: What should I do if I receive a white proxy card from the Company?

A: Each of the Participants and the Company will be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the name of all nominees for the election to the Board. Stockholders have the ability to vote for up to nine (9) nominees on the enclosed GOLD universal proxy card. Accordingly, there is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

Only the latest validly executed proxy or, if applicable, voting instruction form that you submit will be counted; any proxy or, if applicable, voting instruction form may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions below under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your Shares, please contact our proxy solicitor, HKL & Co., LLC, 3 Columbus Circle, 15th Floor, New York, NY 10019; Banks and Brokerage Firms Please Call Collect: +1 (212) 468-5380; All Others Call Toll-Free: +1 (800) 257-3995; Email: ILMN@hklco.com.

Q: What if I submit a proxy card with more than nine (9) nominees selected in Proposal 1?

A: You may vote “FOR” up to a total of nine (9) nominees. Each of the Participants and the Company will be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the name of all nominees for the election to the Board. Stockholders have the ability to vote for up to nine (9) nominees on the enclosed GOLD universal proxy card. Accordingly, there is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

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If you vote using the GOLD universal proxy card for less than nine (9) nominees, your shares will be voted “FOR” only those nominees you have marked. If you vote using the GOLD universal proxy card “FOR” more than nine (9) nominees, your votes on Proposal 1 regarding the nominees will be invalid and will not be counted.

Q: Can I change my vote or revoke my proxy?

A: If you are the stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

●	signing, dating and returning the enclosed GOLD universal proxy card (the latest dated proxy is the only one that counts);
●	delivering a written revocation or a later dated proxy for the Annual Meeting to Icahn Capital LP, c/o HKL & Co., LLC, 3 Columbus Circle, 15th Floor, New York, NY 10019, or to the secretary of the Company;
●	delivering a written revocation or a later dated proxy for the Annual Meeting to the secretary of the Company or to the Company’s proxy solicitor; or
●	attending the Annual Meeting and voting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your Shares are held by a bank, brokerage firm, dealer, trust company or other custodian, you should follow the instructions provided by your bank, brokerage firm, dealer, trust company or other custodian to have your Shares voted. If you attend the Annual Meeting and you beneficially own Shares but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke your prior vote. You must have written authority from the record owner to vote your Shares held in its name at the meeting. If you have any questions or require any assistance, contact our proxy solicitor, HKL & Co., LLC - Banks and Brokerage Firms Please Call Collect: +1 (212) 468-5380; All Others Call Toll-Free: +1 (800) 257-3995; Email: ILMN@hklco.com.

IF YOU HAVE ALREADY VOTED USING THE COMPANY’S WHITE PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Company, we request that either the original or a copy of any revocation be mailed to Icahn Capital LP, c/o HKL & Co., LLC, 3 Columbus Circle, 15th Floor, New York, NY 10019.

Q: What is the deadline for providing a proxy?

A: We urge you to submit your proxy to us or, if applicable, your voting instruction form to your custodian broker or bank as soon as possible. For your proxy to be voted at the Annual Meeting, we must receive it on or prior to the date of the Annual Meeting. The Annual Meeting is being held virtually on May 25, 2023 at 10:00 a.m. (Pacific time). If your shares are held for you by a custodian bank or broker, consult with your custodian bank or broker to ascertain the deadline for submitting voting instructions.

Q: Who is making this proxy solicitation?

A: The solicitation of proxies pursuant to this proxy solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, Internet, virtually and by advertisements. The Participants will solicit proxies from individuals, banks, brokerage firms, dealers, trust companies, other custodians and other institutional holders. The Participants have requested banks, brokerage firms, dealers, trust companies or other custodians to forward all solicitation materials to the beneficial owners of the Shares they hold of record. The Participants will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain regular employees of the Icahn Participants will also participate in the solicitation of proxies. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

Q: Why are you making this proxy solicitation?

A: We believe that the Board’s past mistakes, in particular with respect to the GRAIL transaction, demonstrate that Illumina is in critical need of new leadership at the Board level. We are confident that our highly qualified independent director candidates will add valuable perspectives and leadership to the Board. We believe our

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candidates possess the skills, experience, energy and leadership abilities necessary to contribute to Illumina as well-rounded Board members. Our director candidates will be active and responsible stewards of the trust placed in them by the stockholders.

Q: Where can I find additional information concerning Illumina and the Annual Meeting?

A: Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in Illumina’s proxy statement in connection with the Annual Meeting which can be found on the SEC’s website at https://www.sec.gov, including:

●	Item 1 of Schedule 14A (date, time and place of the Annual Meeting);
●	Item 5 of Schedule 14A (interest of certain persons in matters to be acted upon, other than the Participants);
●	Item 6 of Schedule 14A (voting securities and principal holders thereof, other than the Participants);
●	Item 7 of Schedule 14A (information about directors and executive officers and corporate governance matters);
●	Item 8 of Schedule 14A (compensation of directors and executive officers);
●	Item 9 of Schedule 14A (independent public accountants);
●	Informing concerning the proposal regarding the approval, on an advisory basis, of the compensation provided to the Company’s “named executive officers”;
●	Information concerning the proposal regarding the approval, on an advisory basis, of the frequency on holding an advisory vote to approve compensation provided to the Company’s “named executive officers”; and
●	Information concerning the proposal to approve certain amendments to the Illumina, Inc. 2015 Stock and Incentive Plan.

Please refer to the Company’s proxy statement for such information. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. We take no responsibility for the accuracy or completeness of information contained in Illumina’s proxy statement.

This Proxy Statement and all other solicitation materials in connection with this proxy solicitation will be available on the Internet, free of charge, on the SEC’s website at https://www.sec.gov.

Q: Who should I call if I have any questions?

A: If you have any questions, require any assistance in voting your Shares, need additional copies of our proxy materials, or have any other questions, please contact our proxy solicitor, HKL & Co., LLC, 3 Columbus Circle, 15th Floor, New York, NY 10019; Banks and Brokerage Firms Please Call Collect: +1 (212) 468-5380; All Others Call Toll-Free: +1 (800) 257-3995; Email: ILMN@hklco.com.

Conclusion

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating, and returning the enclosed GOLD universal proxy card or, if applicable, the enclosed GOLD voting instruction form today to elect the Icahn Nominees.

Thank you for your support,

Icahn Capital LP

[●], 2023

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FORWARD LOOKING STATEMENTS

This Proxy Statement may include forward-looking statements that reflect the Participants’ current views with respect to future events, trends, plans or objectives. Statements that include the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “objective,” “plan,” “position,” “project,” “should,” “strategy,” “will,” “would” or the negative of those terms or other variations of them or comparable terminology are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Any forward-looking statements made in this Proxy Statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Participants will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business, operations or financial condition. Except to the extent required by applicable law, the Participants undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

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Annex I: Information REGARDING the Participants

This proxy solicitation is being made by the Participants. The Participants filing this Proxy Statement include Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Offshore LP (“Icahn Offshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), Matsumura Fishworks LLC, an Ohio limited liability company (“Matsumura”), and Carl C. Icahn, a citizen of the United States of America, and each of the following individuals: Mr. Vincent J. Intrieri, Mr. Jesse A. Lynn, and Mr. Andrew J. Teno, each of whom is a citizen of the United States of America. Mr. Vincent J. Intrieri, Mr. Jesse A. Lynn, and Mr. Andrew J. Teno are collectively referred to as the “Icahn Nominees”.

Icahn Partners, Icahn Onshore, Icahn Master, Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton, Matsumura, and Mr. Icahn are collectively referred to as the “Icahn Participants.”

The principal business address of Mr. Icahn, Icahn Partners, Icahn Onshore, Icahn Master, Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton, Mr. Lynn and Mr. Teno is c/o Icahn Enterprises L.P., 16690 Collins Ave., PH-1, Sunny Isles Beach, FL 33160. The principal business address of Mr. Intrieri is set forth in the Proxy Statement.

Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of Icahn Master. Icahn Capital is the general partner of each of Icahn Onshore and Icahn Offshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Matsumura is a wholly owned subsidiary of Icahn Partners. Carl C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of Icahn Partners, Icahn Onshore, Icahn Master, Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Matsumura. In addition, Mr. Icahn is the indirect holder of approximately 86% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P., a Delaware limited partnership (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of Matsumura, Icahn Partners and Icahn Master is primarily engaged in the business of investing in securities. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Onshore and Icahn Offshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Mr. Icahn’s present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment, energy, automotive, food packaging, real estate, home fashion and pharma, and (iii) Chairman of the Board and a director of Starfire Holding Corporation (“Starfire”), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire’s subsidiaries.

As of the Record Date, the Beneficial Owners beneficially own, in the aggregate, 2,198,853 Shares (including Shares underlying Forwards), representing approximately 1.4% of the Company’s Shares (based upon 158,032,030 Shares stated to be outstanding as of the Record Date by the Company in proxy statement). Except to the extent of any pecuniary interest therein, the other Participants are not entitled to the right to the dividends on the Shares.

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In addition to Icahn Partners, Icahn Onshore, Icahn Master, Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton, Matsumura, and Mr. Icahn, the participants in the solicitation of proxies (the “Participants”) from stockholders of Illumina may also include Mr. Vincent J. Intrieri, Mr. Jesse A. Lynn, and Mr. Andrew J. Teno. None of the Icahn Nominees will receive any special compensation in connection with this solicitation.

In addition, the Participants may also include Brett Icahn, Andrew Teno and Jesse A. Lynn, each of whom is employed, and therefore compensated, by Icahn Enterprises or its affiliates. These individuals do not beneficially own any Shares. From time to time, these individuals have served on boards of directors of entities in which Icahn Enterprises or its affiliates have an interest. In such situations where Icahn Enterprises does not control such entities, these individuals receive customary director compensation from such entities (which may include cash fees, equity awards, reimbursement of travel expenses, indemnification and the like). Pursuant to the limited partnership agreement of Icahn Enterprises (filed as Exhibit 3.1 to Icahn Enterprises’ Form 10-Q for the quarterly period ended June 30, 2016, filed with the SEC on August 4, 2016), these individuals are entitled to indemnification for certain losses and expenses incurred in connection with proxy contests and service as directors on boards of directors of companies in which Icahn Enterprises or its affiliates have an interest (including the proxy contest relating to the Annual Meeting of the Company’s stockholders and any service as a director on the Company’s Board). Each of Messrs. Icahn, Teno and Lynn are party to employment agreements with Icahn Enterprises or its affiliates. Pursuant to the employment agreements with Messrs. Icahn and Teno, under certain circumstances, they will be eligible to receive certain profit sharing payments relating to net investment gains over a specified hurdle for certain investments held by affiliates of Icahn Capital (which such investments include the Shares). These individuals will not otherwise receive any special compensation in connection with the solicitation of proxies from stockholders of the Company.

As of the Record Date, Icahn Master has sole voting and sole dispositive power with regard to 915,347 Shares (including Shares underlying Forwards). As of the Record Date, each of Icahn Offshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting and sole dispositive power with regard to 1,283,406 Shares (including Shares underlying Forwards). Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, has shared voting power and shared dispositive power with regard to such Shares. As of the Record Date, Matsumura has sole voting power and sole dispositive power and shared voting power and shared dispositive power with respect to 100 Shares. Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Matsumura, has shared voting power and shared dispositive power with regard to such Shares.

None of the Icahn Nominees own any Shares of Illumina beneficially or of record. None of the Icahn Nominees has effected any transactions in the securities of Illumina during the past two years.

Except as set forth in this Proxy Statement (including the Annexes), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangement, or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant nor any of their respective associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant nor any of their respective associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the

36

Company or any of its affiliates will or may be a party; and (xi) no person, including the Participants, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which the Participants or any of their respective associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

During the last fiscal year, neither any Icahn Nominee nor any Icahn Participant has failed to file reports related to the Company that are required by Section 16(a) of the Exchange Act.

To the best knowledge of the Participants, the Participants believe that each of the Icahn Nominees is independent under the applicable rules of Nasdaq and Illumina’s corporate governance guidelines.

Except as set forth in this Proxy Statement (including the Annexes), the Icahn Participants are not the members of a “group” (as such term is used in Rule 13d-5 of the Exchange Act) or otherwise acting in concert with any other person.

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Beneficial Ownership of Shares

The following table shows the number of Shares that are beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by each of the Participants in this solicitation as of the Record Date. Except as described below, each Participant directly owns and has sole voting power and sole dispositive power with regard to the number of Shares beneficially owned.

Title of Class	Name of Beneficial Owner (1)	Amount of Beneficial Ownership	Percent of Class (4)
Shares	Icahn Partners	1,283,506 (2) (3)	0.8%
Shares	Icahn Master	701,651 (2)	0.6%
Shares	Icahn Onshore LP	1,283,506 (2) (3)	0.8%
Shares	Icahn Offshore LP	701,651 (2)	0.6%
Shares	Icahn Capital LP	2,198,853 (2) (3)	1.4%
Shares	IPH GP LLC	2,198,853(2) (3)	1.4%
Shares	Icahn Enterprises Holdings L.P.	2,198,853(2) (3)	1.4%
Shares	Icahn Enterprises G.P. Inc.	2,198,853(2) (3)	1.4%
Shares	Beckton Corp.	2,198,853(2) (3)	1.4%
Shares	Matsumura	100	Less than 1%
Shares	Carl C. Icahn	2,198,853(2) (3)	1.4%

(1)	Each holder listed in this table is, as of the date of this Notice, the direct beneficial owner of the Shares set forth under the heading “Amount of Beneficial Ownership.”

(2)	Includes Shares to be acquired pursuant to forward contracts (“Forwards”), which expire on February 13, 2026. An aggregate of 1,768,853 Shares were acquired at a forward price of $170.00 per share, for an aggregate forward price of approximately $300.7 million, plus a ﬁnancing charge.

(3)	Includes 100 Shares that are held of record by Matsumura.

(4)	Percentages of ownership set forth in this column are based upon 158,032,030 Shares stated to be outstanding as of the Record Date by the Company in proxy statement.

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Two Year Summary Table

The table below indicates the date of each purchase of Shares by the Record Holder and the other Beneficial Owners within the past two years and the number of Shares in each such purchase (including Shares underlying forward contracts). All such Shares (including Shares underlying forward contracts) were purchased because the purchaser thereof believed that the Shares represented an attractive investment opportunity. Unless otherwise indicated, all transactions were effected on the open market. None of the Icahn Nominees have purchased any Shares during the past two years.

Name of Beneficial Owner	Date of Transaction	Number of Securities	Price Per Share ($)
Icahn Partners LP	2/13/2023	250937	$208.69
Icahn Partners LP	2/13/2023	112,346 (1)	$44.99 (2)
Icahn Partners LP	2/14/2023	60,611 (1)	$39.89 (2)
Icahn Partners LP	2/15/2023	5,108 (1)	$41.81 (2)
Icahn Partners LP	2/16/2023	130,348 (1)	$41.58 (2)
Icahn Partners LP	2/17/2023	91,042 (1)	$39.78 (2)
Icahn Partners LP	2/21/2023	257,033 (1)	$34.41 (2)
Icahn Partners LP	2/23/2023	76,310 (1)	$30.54 (2)
Icahn Partners LP	2/24/2023	72,541 (1)	$27.36
Icahn Partners LP	2/27/2023	87,936 (1)	$26.93
Icahn Partners LP	2/28/2023	4,876 (1)	$26.95
Icahn Partners LP	3/1/2023	13,912 (1)	$27.35
Icahn Partners LP	3/2/2023	1,956 (1)	$27.22
Icahn Partners LP	3/7/2023	48,213 (1)	$38.15
Icahn Partners LP	3/8/2023	29,396 (1)	$37.76
Icahn Partners LP	3/9/2023	40,841 (1)	$34.00
Icahn Partners Master Fund LP	2/13/2023	178,963	$208.69
Icahn Partners Master Fund LP	2/13/2023	80,123 (1)	$44.99 (2)
Icahn Partners Master Fund LP	2/14/2023	43,298 (1)	$39.89 (2)
Icahn Partners Master Fund LP	2/15/2023	3,643 (1)	$41.81 (2)
Icahn Partners Master Fund LP	2/16/2023	92,962 (1)	$41.58 (2)
Icahn Partners Master Fund LP	2/17/2023	64,929 (1)	$39.78 (2)
Icahn Partners Master Fund LP	2/21/2023	183,309 (1)	$34.41 (2)
Icahn Partners Master Fund LP	2/23/2023	54,424 (1)	$30.54 (2)
Icahn Partners Master Fund LP	2/24/2023	51,735 (1)	$27.36 (2)
Icahn Partners Master Fund LP	2/27/2023	62,714 (1)	$26.93 (2)
Icahn Partners Master Fund LP	2/28/2023	3,478 (1)	$26.95 (2)
Icahn Partners Master Fund LP	3/1/2023	9,900 (1)	$27.35 (2)
Icahn Partners Master Fund LP	3/2/2023	1,395 (1)	$27.22 (2)
Icahn Partners Master Fund LP	3/7/2023	34,384 (1)	$38.15 (2)
Icahn Partners Master Fund LP	3/8/2023	20,963 (1)	$37.76 (2)
Icahn Partners Master Fund LP	3/9/2023	29,127 (1)	$34.00 (2)
Matsumura Fishworks LLC	2/13/2023	100	$208.24

(1)	Represents Shares to be acquired pursuant to Forwards, which expire on February 13, 2026.

(2)	Represents the amount per Share paid to the counterparty to the Forward upon entering into such Forwards, which expire on February 13, 2026. An aggregate of 1,768,853 Shares were acquired at a forward price of $170.00 per share, for an aggregate forward price of approximately $300.7 million, plus a ﬁnancing charge.
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The forward price is subject to adjustment to account for any dividends or other distributions declared by the Company. The counterparty to the Forwards was paid an aggregate amount of approximately $63.6 million upon entering into such Forwards.

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IMPORTANT

Please review this Proxy Statement and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few Shares you own.

1.	If your Shares are registered in your own name, please sign, date and mail the enclosed GOLD universal proxy card to HKL & Co., LLC in the postage-paid envelope provided today.

2.	If you have previously signed and returned a proxy card to the Company, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to the Company by signing, dating and mailing the enclosed GOLD universal proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to the Annual Meeting (i) by delivering a written notice of revocation or a later-dated proxy for the Annual Meeting to HKL & Co., LLC, (ii) by delivering a written notice of revocation or a later-dated proxy for the Annual Meeting to the Company or its proxy solicitor, or (iii) by voting at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

3.	If your Shares are held in the name of a bank, brokerage firm, dealer, trust company or other custodian, only such firm, custodian or other institution can vote your Shares and only after receiving your specific instructions by mail or via the Internet. Accordingly, please sign, date and mail the enclosed GOLD voting instruction form in the postage-paid envelope provided or via the Internet by following the instructions provided by your custodian broker or bank, and to ensure that your Shares are voted, you should also contact the person responsible for your account and give instructions for a GOLD universal proxy card to be issued representing your Shares.

4.

After signing and returning the enclosed GOLD universal proxy card or, if applicable, the GOLD voting instruction form, do not sign or return the Company’s white proxy card or, if applicable, voting instruction form unless you intend to change your vote, because only your latest dated proxy card will be counted.

IF YOU ARE A STOCKHOLDER OF RECORD AND ALREADY HAVE VOTED USING THE COMPANY’S WHITE PROXY CARD OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED TO YOU BY THE COMPANY, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED WHITE PROXY BY SIGNING AND RETURNING A LATER-DATED GOLD UNIVERSAL PROXY CARD USING THE ENCLOSED POSTAGE-PAID ENVELOPE, OR BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE COMPANY OR TO THE SECRETARY OF THE COMPANY. ONLY THE LATEST VALIDLY EXECUTED PROXY THAT YOU SUBMIT WILL BE COUNTED.

IF YOU ARE A STREET-NAME HOLDER (I.E., IF YOUR SHARES ARE HELD FOR YOU BY A CUSTODIAN BROKER OR BANK) AND IF YOU ALREADY HAVE PROVIDED YOUR BROKER OR BANK CUSTODIAN WITH VOTING INSTRUCTIONS USING THE COMPANY’S WHITE VOTING INSTRUCTION FORM OR VIA THE INTERNET, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED VOTING INSTRUCTIONS BY SIGNING AND SUBMITTING A LATER-DATED GOLD UNIVERSAL VOTING INSTRUCTION FORM USING THE POSTAGE-PAID ENVELOPE PROVIDED BY YOUR CUSTODIAN BROKER OR BANK OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED BY YOUR CUSTODIAN BROKER OR BANK. IN THAT CASE, YOUR CUSTODIAN BROKER OR BANK WILL SEEK TO GIVE EFFECT TO ONLY THE LATEST-DATED VOTING INSTRUCTIONS IT RECEIVES FROM YOU.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement, or need help voting your Shares, please contact our proxy solicitor:

HKL & Co., LLC

3 Columbus Circle, 15th Floor

New York, NY 10019

Banks and Brokerage Firms Please Call Collect: +1 (212) 468-5380

All Others Call Toll-Free: +1 (800) 257-3995

Email: ILMN@hklco.com

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PRELIMINARY COPY – SUBJECT TO COMPLETION, DATED APRIL 21, 2023

[FORM OF GOLD UNIVERSAL PROXY CARD]

ILLUMINA, INC.

2023 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY (THIS “PROXY”) IS SOLICITED ON BEHALF OF ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN ONSHORE LP, ICAHN OFFSHORE LP, ICAHN CAPITAL LP, IPH GP LLC, ICAHN ENTERPRISES HOLDINGS L.P., icahn enterprises g.p. inc., beckton corp., MATSUMURA FISHWORKS LLC, carl c. icahn, VINCENT J. INTRIERI, JESSE A. LYNN, AND ANDREW J. TENO (Collectively, the “participants”)

THIS PROXY SOLICITATION IS NOT BEING MADE BY OR ON BEHALF OF
ILLUMINA, INC.

The undersigned appoint(s) Peter C. Harkins and Jordan M. Kovler and each of them, as proxies (each and any substitute, a “Proxyholder”) with full power of substitution and with discretionary authority to vote all shares of common stock, par value $0.01 per share (the “Shares”), of Illumina, Inc. (the “Company”), which the undersigned would be entitled to vote if present at the 2023 Annual Meeting of Stockholders of the Company scheduled to be held virtually on May 25, 2023 at 10:00 a.m. (Pacific time), including any adjournments, continuations or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”) on all matters coming before the Annual Meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares of the Company held by the undersigned, and hereby ratifies and confirms all actions the herein named Proxyholders, their substitutes, or any of them may lawfully take by virtue hereof. Other than the five (5) proposals set forth on the reverse side of this card, the Participants are not aware of any other matters to be considered at the Annual Meeting. However, should other matters, unknown a reasonable time before the Annual Meeting, be brought before the Annual Meeting, each Proxyholder will vote on such matters in their discretion. If properly executed, this Proxy will be voted as directed on the reverse side and each Proxyholder will vote in his or her discretion with respect to any other matters, unknown a reasonable time before the Annual Meeting, as may properly come before the Annual Meeting.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Participants’ solicitation of proxies for the Annual Meeting.

IF THIS PROXY IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR SPECIFICATIONS AND AS DETAILED BELOW, AS APPLICABLE. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED (1) “FOR” EACH OF THE ICAHN NOMINEES, TO “WITHHOLD” ON EACH OF THE OPPOSED COMPANY NOMINEES AND EACH OF THE ACCEPTABLE COMPANY NOMINEES, (2) “FOR” THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023; (3) “AGAINST” THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE “NAMED EXECUTIVE OFFICERS” AS DISCLOSED IN THE COMPANY’S PROXY STATEMENT; (4) “1 YEAR” ON THE PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE FREQUENCY OF HOLDING AN ADVISORY VOTE TO APPROVE THE COMPENSATION PROVIDED TO THE COMPANY’S “NAMED EXECUTIVE OFFICERS”; (5) “ABSTAIN” ON THE APPROVAL OF THE AMENDMENTS TO THE ILLUMINA, INC. 2015 STOCK AND INCENTIVE PLAN; AND (6) IN THE PROXY HOLDERS’ DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

YOU MAY VOTE “FOR” UP TO NINE (9) NOMINEES IN TOTAL:

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●	IF YOU VOTE ON AT LEAST ONE NOMINEE BUT FEWER THAN NINE (9) NOMINEES IN PROPOSAL 1, YOUR SHARES WILL BE VOTED “FOR” ONLY THOSE NOMINEES YOU HAVE SO MARKED.
●	IF YOU VOTE “FOR” MORE THAN NINE (9) NOMINEES ON A GOLD UNIVERSAL PROXY CARD, YOUR VOTES ON PROPOSAL 1 REGARDING THE NOMINEES WILL BE INVALID AND WILL NOT BE COUNTED.

IMPORTANT: PLEASE COMPLETE, SIGN, DATE AND MAIL THIS GOLD UNIVERSAL PROXY CARD TODAY!

PROPOSAL 1: Election of nine (9) directors of Illumina for a term to end as of the 2024 annual meeting and until their successors are duly elected and qualified.

Vote “FOR” up to nine (9) nominees in total.  If you vote this GOLD universal proxy card for less than nine (9) nominees, your shares will be voted “FOR” only those nominees you have marked. If you vote this GOLD universal proxy card “FOR” more than nine (9) nominees, your votes on Proposal 1 regarding the nominees will be invalid and will not be counted.

INSTRUCTIONS: FILL IN VOTING BOXES ““ IN BLACK OR BLUE INK

We recommend THAT YOU vote “FOR” each of the Icahn Nominees.

ICAHN NOMINEES	FOR	WITHHOLD
Vincent J. Intrieri	☐	☐
Jesse A. Lynn	☐	☐
Andrew J. Teno	☐	☐

We MAKE NO RECOMMENDATION ON THE ACCEPTABLE COMPANY NOMINEES.

ACCEPTABLE COMPANY NOMINEES	FOR	WITHHOLD
Frances Arnold	☐	☐
Caroline D. Dorsa	☐	☐
Scott Gottlieb	☐	☐
Gary S. Guthart	☐	☐
Philip W. Schiller	☐	☐
Susan E. Siegel	☐	☐

We recommend THAT YOU “WITHHOLD” ON EACH OF Francis A. deSouza, Robert S. Epstein AND John W. Thompson.

OPPOSED COMPANY NOMINEES	FOR	WITHHOLD
Francis A. deSouza	☐	☐
Robert S. Epstein	☐	☐
John W. Thompson	☐	☐

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PROPOSAL 2: To ratify the appointment of Ernst & Young LLP as Illumina’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

WE RECOMMEND THAT YOU VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PROPOSAL 3:   To approve, on an advisory basis, the compensation of the “named executive officers” as disclosed in the Company’s Proxy Statement.

WE RECOMMEND THAT YOU VOTE “AGAINST” THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE “NAMED EXECUTIVE OFFICERS” AS DISCLOSED IN THE COMPANY’S PROXY STATEMENT.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PROPOSAL 4:   To approve, on an advisory basis, the frequency of holding an advisory vote to approve the compensation provided to the Company’s “named executive officers”

WE RECOMMEND THAT YOU VOTE “1 YEAR” ON THE PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE FREQUENCY OF HOLDING AN ADVISORY VOTE TO APPROVE THE COMPENSATION PROVIDED TO THE COMPANY’S “NAMED EXECUTIVE OFFICERS”

1 YEAR ☐	2 YEARS ☐	3 YEARS ☐	ABSTAIN ☐

PROPOSAL 5:   To approve certain amendments to the Illumina, Inc. 2015 Stock and Incentive Plan.

WE MAKE NO RECOMMENDATION ON THE APPROVAL OF THE AMENDMENTS TO THE ILLUMINA, INC. 2015 STOCK AND INCENTIVE PLAN.

FOR	AGAINST	ABSTAIN
☐	☐	☐

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IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE SIGNED. PLEASE ALSO DATE THE PROXY WHERE INDICATED BELOW.

Signature (Capacity/Title)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS GOLD UNIVERSAL PROXY CARD USING THE ENCLOSED RETURN ENVELOPE.

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